Exhibit EX2

AGREEMENT AND PLAN OF MERGER

by and among

PARADIGM PARENT, LLC,

PARADIGM MERGER SUB, INC.,

and

PATTERSON COMPANIES, INC.

Dated as of December 10, 2024

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(continued)

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(continued)

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(continued)

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 10, 2024 (this “Agreement”), is made by and among Paradigm Parent, LLC, a Delaware limited liability company (“Parent”), Paradigm Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Patterson Companies, Inc., a Minnesota corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

WHEREAS, the Company, Parent and Merger Sub desire to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the Minnesota Business Corporation Act (the “MBCA”) pursuant to which, except as otherwise provided in Section 2.1 and Section 2.3, each share of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock” or the “Shares”) shall be converted into the right to receive the Merger Consideration.

WHEREAS, the respective board of directors, of each of Parent, Merger Sub and the Company have approved and declared advisable this Agreement (including the plan of merger (as such term is used in Section 302A.611 of the MBCA) contained herein (the “Plan of Merger”)) and the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, Parent, as the sole shareholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, adopting this Agreement.

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, unanimously (with the management director recusing himself) (i) determined that this Agreement and the Transactions, including the Merger, are advisable, fair to, and in the best interests of the Company and its shareholders, (ii) approved this Agreement and the Transactions, including the Merger, (iii) directed that this Agreement be submitted to the shareholders of the Company for its adoption and approval, and (iv) recommended that the Company’s shareholders vote to adopt and approve this Agreement in accordance with the MBCA.

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions, including the Merger and also to prescribe various conditions to the Transactions, including the Merger.

WHEREAS, concurrently with the execution of this Agreement, Parent has delivered to the Company the limited guaranty (the “Guaranty”) of Patient Square Equity Partners, LP (the “Guarantor”), dated as of the date hereof, and pursuant to which the Guarantor has guaranteed payment of certain of Parent’s and Merger Sub’s obligations under this Agreement, on the terms and subject to the conditions set forth in the Guaranty.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein by reference, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MBCA at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and as a wholly owned Subsidiary of Parent. The Merger shall be effected pursuant to the MBCA and shall have the effects set forth in this Agreement and the applicable provisions of the MBCA. Without limiting the generality of the foregoing, at the Effective Time, all of the rights, privileges, immunities, and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. The Merger and other transactions contemplated by this Agreement are referred to herein as the “Transactions”.

(b) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the articles of incorporation of the Surviving Corporation shall be amended and restated so as to read in its entirety in the form set forth as Exhibit A hereto, and as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.9). In addition, the Company and the Surviving Corporation shall take all necessary action such that, at the Effective Time, the by-laws of the Surviving Corporation shall be amended so as to read in its entirety in the form set forth as Exhibit B hereto, and as so amended shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.9).

(c) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the articles of incorporation and by-laws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and by-laws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

(d) If, at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or Merger Sub or otherwise to carry out this Agreement.

1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 8:00 a.m., Central time, on the third (3rd) Business Day after satisfaction or waiver of all of the applicable conditions set forth in ARTICLE 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), via electronic exchange of signature pages, unless another time, date or place is agreed to in writing by the parties hereto; provided, that, if the Marketing Period has not ended as of such date, the Closing will occur on the earlier of (x) a day during the Marketing Period specified by Parent in a written notice delivered to the Company at least three (3) Business Days prior to such specified date and (y) the third (3rd) Business Day following the last day of the Marketing Period, in each case, subject to the satisfaction or waiver of all of the applicable conditions set forth in ARTICLE 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing). The date on which the Closing actually occurs is referred to as the “Closing Date”. On the Closing Date, or on such other date as Parent and the Company may agree to, Merger Sub shall cause the articles of merger (the “Articles of Merger”), to be executed and filed in accordance with the relevant provisions of the MBCA and Merger Sub and the Company shall make all other filings required under the MBCA. The Merger shall become effective at the time the Articles of Merger shall have been duly filed with the Minnesota Secretary of State, or such later date and time as is agreed upon by the parties and specified in the Articles of Merger (such date and time at which the Merger becomes effective hereinafter referred to as the “Effective Time”).

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities of Merger Sub or the Company:

(a) Conversion of Shares. Each Share, other than Shares to be cancelled pursuant to Section 2.1(b), converted pursuant to Section 2.1(c), and the Dissenting Shares, shall be converted automatically into the right to receive $31.35 per Share (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, upon surrender of the Certificates or Book-Entry Shares, as applicable, in accordance with Section 2.2. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2.

(b) Cancellation of Parent-Owned Shares. Each Share held directly by Parent or Merger Sub (or any direct or indirect wholly owned Subsidiaries of Parent or Merger Sub), in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(c) Merger Sub Equity Interests. All outstanding shares of capital stock of Merger Sub held immediately prior to the Effective Time shall be converted into and become (in the aggregate) 100 shares of newly and validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time.

2.2 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall designate a nationally recognized bank or trust company to act as the paying agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the payment of the Merger Consideration in connection with the Merger in accordance with this ARTICLE 2 (the “Paying Agent”). The Surviving Corporation shall pay, or cause to be paid, the fees and expenses of the Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares (other than the Dissenting Shares) shall be entitled at the Effective Time pursuant to this Agreement. In the event such deposited funds are insufficient to make the payments contemplated pursuant to Section 2.1, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has sufficient funds to make such payments. Such funds shall be invested by the Paying Agent as directed by Parent, pending payment thereof by the Paying Agent to the holders of the Shares, other than the Dissenting Shares, in accordance with this ARTICLE 2; provided, however, that any such investments shall be in obligations of, or guaranteed by, the United States government or rated A-1 or P-1 or better by Moody’s Investor Service, Inc. or Standard & Poor’s Corporation, respectively. Earnings from such investments shall be the sole and exclusive property of Parent or the Surviving Corporation, as Parent directs, and no part of such earnings shall accrue to the benefit of holders of Shares (other than the Dissenting Shares).

(b) Procedures for Surrender.

(i) Certificates. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Shares represented by certificates (the “Certificates”), which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form as Parent and the Paying Agent shall reasonably agree; and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) in exchange for payment of the Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(e)) to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the Paying Agent or such other agent, in accordance with the letter of transmittal and instructions, shall transmit to the holder of such Certificates the Merger Consideration for each Share formerly represented by such Certificates (subject to any withholding of Taxes required by applicable Law as provided in Section 2.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Paying Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a). In lieu thereof, each holder of record of one or more Book-Entry Shares held through The Depository Trust Company whose Shares were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share a cash amount in immediately available funds equal to the Merger Consideration (subject to any withholding of Taxes required by applicable Law as provided in Section 2.5), and such Book-Entry Shares of such holder shall be cancelled. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company: (A) a letter of transmittal, which shall be in such form as Parent and the Paying Agent shall reasonably agree; and (B) instructions for returning such letter of transmittal in exchange for the Merger Consideration. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds equal to the Merger Consideration (subject to any withholding of Taxes required by applicable Law as provided in Section 2.5), and such Book-Entry Shares so surrendered shall at the Effective Time be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares so surrendered shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Fund; Abandoned Property; No Liability. Any portion of the funds (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the first anniversary of the Effective Time will be returned to the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the Merger Consideration in accordance with Section 2.2(b) prior to such time shall (subject to abandoned property, escheat or other similar Laws) thereafter look only to Parent and the Surviving Corporation (as general unsecured creditors) for delivery of the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, in respect of such holder’s surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b). Any portion of the Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or their respective affiliates will be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof in customary form, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a). Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3 Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by holders of such Shares who have (i) not voted in favor of the adoption and approval of this Agreement (including the Plan of Merger and the Merger), or consented thereto in writing, (ii) demanded and perfected such holder’s right to dissent from the Merger and to be paid the fair value of such Shares in accordance with Sections 302A.471 and 302A.473 of the MBCA, and (iii) as of the Effective Time, not effectively withdrawn, waived or lost such dissenters’ rights (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value (including interest determined in accordance with Section 302A.473 of the MBCA) of such Dissenting Shares, in accordance with, but only if and when required by, the provisions of Sections 302A.471 and 302A.473 of the MBCA, unless and until any such holder fails to perfect or effectively withdraws or loses its rights to dissent and payment under the MBCA. If, after the Effective Time, any such holder fails to perfect or effectively withdraws, waives or loses such rights, such Dissenting Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, on the terms and subject to the conditions in this Agreement and shall no longer constitute Dissenting Shares hereunder. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto other than such rights as are provided to holders of Dissenting Shares pursuant to Sections 302A.471 and 302A.473 of the MBCA. The Company shall give Parent (i) prompt written notice of any demands received by the Company for appraisal or payment, withdrawals or attempted withdrawals of such demands and any other instruments relating to appraisal or payment demands received by the Company pursuant to Sections 302A.471 and 302A.473 of the MBCA and (ii) the opportunity to participate, at Parent’s sole expense, in all negotiations and proceedings with respect to such demands and the Company shall consider in good faith comments or suggestions proposed by Parent with respect to such demands; provided that, after the date hereof until the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands, offer to settle or compromise, or settle or compromise any such demands or waive any failure to timely deliver a written demand for payment or otherwise to comply with Sections 302A.471 and 302A.473 of the MBCA, or agree to do any of the foregoing.

2.4 Treatment of Stock Options, Restricted Stock Awards, Restricted Stock Units, Performance Units, Company ESPP and Sharesave Plan.

(a) Treatment of Options. At or immediately prior to the Effective Time, by virtue of the Merger, and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of the Company, each option to purchase Shares (each a “Company Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall become fully vested and shall automatically be cancelled and be converted into the right to receive (without interest) an amount in cash (less applicable Tax withholdings) equal to the product of (x) the total number of Shares underlying the Company Option multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price of such Company Option, which amount, less any Taxes required to be withheld under applicable Law, shall be payable by the Surviving Corporation as soon as practicable following the Closing Date, through the Surviving Corporation’s payroll system, but no later than five (5) Business Days following the Closing Date; provided that any such Company Option with respect to which the exercise price subject thereto is equal to or greater than the Merger Consideration shall be canceled for no consideration.

(b) Treatment of Restricted Stock Awards, Restricted Stock Units and Performance Units. At the Effective Time, by virtue of the Merger, and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of the Company, (i) each outstanding Company restricted stock award, restricted stock unit award and performance unit award, in each case that at such time is subject solely to service-based vesting conditions (collectively, “Company RSUs”), shall become fully vested and shall automatically be cancelled and be converted into the right to receive (without interest) an amount in cash (less applicable Tax withholdings) equal to (x) the total number of Shares underlying such award of Company RSUs, multiplied by (y) the Merger Consideration, and (ii) each outstanding Company performance unit award that at such time is subject to performance-based vesting conditions (“Company PRSUs”) and is outstanding immediately prior to the Effective Time shall become vested as to the number of Shares subject to such award that would vest based on target level achievement of all performance targets (without application of any modifier), and shall, after giving effect to such vesting, automatically and without any required action on the part of the holder thereof or the Company, be cancelled and be converted into the right to receive (without interest) an amount in cash (less applicable Tax withholdings) equal to (x) the number of vested Shares underlying such award, multiplied by (y) the Merger Consideration and the unvested portion of such Company PRSUs will be cancelled for no consideration.

(c) Payment by Surviving Corporation. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay to the holders of Company RSUs and Company PRSUs the amounts described in Section 2.4(b), less any Taxes required to be withheld under applicable Law with respect to such payments, as soon as practicable following the Closing Date, through the Surviving Corporation’s payroll system, but not later than five (5) Business Days following the Closing Date.

(d) Termination of Company Equity Plans. As of the Effective Time, the Company Equity Plans shall be terminated and no further Shares, Company Options, Company RSUs, Company PRSUs, other Equity Interests in the Company or other rights with respect to Shares shall be granted thereunder. Following the Effective Time, no such Company Option, Company RSU, Company PRSU, Equity Interest or other right that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company Option, Company RSU, Company PRSU, Equity Interest or other right shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.4.

(e) Board Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall provide such notices, if any, to the extent required under the terms of any of the Company Equity Plans, adopt appropriate resolutions and take such other actions as are necessary, advisable, and appropriate (including using commercially reasonable efforts to obtain any required Consents) to effect the transactions described in this Section 2.4.

(f) Company ESPP. Promptly following the date hereof, the Company shall take all actions with respect to the Company ESPP that are necessary or desirable to provide that, (i) except for the offering period under the Company ESPP in effect as of the date hereof (the “Current Offering Period”), no offering period under the Company ESPP shall be authorized or commence after the date hereof, (ii) no new participants will commence participation in the Company ESPP after the date hereof, (iii) no Company ESPP participant as of the date hereof shall be permitted to increase such participant’s payroll contribution rate in effect as of the date hereof or make separate nonpayroll contributions on or following the date hereof, (iv) the accumulated contributions of each Company ESPP participant that has not timely withdrawn from the Current Offering Period shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP on a date selected by the Company Board that is no later than five (5) Business Days prior to the Effective Time, and (v) the Company ESPP shall terminate effective immediately prior to (and subject to the occurrence of) the Effective Time.

(g) Sharesave Plan. Promptly following the date hereof, the Company shall take all actions with respect to the Sharesave Plan that are necessary or desirable to provide that, (i) except for the savings periods under the Sharesave Plan in effect as of the date hereof (the “Current Savings Periods”), no savings periods under the Sharesave Plan shall be authorized or commence after the date hereof, (ii) no new participants will commence participation in the Sharesave Plan after the date hereof, (iii) no Sharesave Plan participant as of the date hereof shall be permitted to increase such participant’s payroll contribution rate in effect as of the date hereof or make separate nonpayroll contributions on or following the date hereof, (iv) the Company Board shall exercise its discretion under the Sharesave Plan to allow options granted thereunder to be exercised earlier than the end of the Current Savings Periods, in connection with the Transactions, (v) the accumulated savings of each Sharesave Plan participant that has not timely withdrawn from the Current Savings Periods shall be used to purchase shares of Company Common Stock upon the exercise of options granted under, and otherwise in accordance with the terms of, the Sharesave Plan, within a period determined by the Company Board in accordance with the Sharesave Plan, provided that such period ends no later than five (5) Business Days prior to the Effective Time, and (vi) the Sharesave Plan shall terminate effective immediately prior to (and subject to the occurrence of) the Effective Time (if not previously terminated).

2.5 Withholding Rights. The Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Law. In the event that Parent determines that any such deduction or withholding is applicable (other than with regard to any compensatory payments, including any payments disclosed in Section 2.4), (a) Parent shall use commercially reasonable efforts to notify the Company prior to the date on which such deduction or withholding is anticipated to occur, and (b) Parent and the Company shall reasonably cooperate to minimize or eliminate such deduction or withholding as permitted by applicable Law. To the extent that amounts are so deducted or withheld and paid to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Any compensatory amounts payable pursuant to or as contemplated by this Agreement, including pursuant to Section 2.4, will be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable.

2.6 Adjustments. In the event that, between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Equity Interests convertible into or exchangeable for Shares), recapitalization, reclassification, combination, exchange of shares or other similar event, the Merger Consideration shall be equitably adjusted to reflect such event and to provide to holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.6 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to Section 5.1.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub (the “Company Disclosure Schedule”) concurrent with the execution of this Agreement (with specific reference to the representations and warranties in this ARTICLE 3 to which the information in such schedule relates; provided, that, disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on its face that such disclosure relates to such other sections), and (b) as otherwise disclosed or identified in the Company SEC Documents filed or furnished with the SEC on or after May 1, 2022, and prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Corporate Organization. Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent applicable, in active status or good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, operate, lease or otherwise hold its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Copies of the Restated Articles of Incorporation (the “Company Charter”) and Amended and Restated By-Laws (the “Company By-Laws”) of the Company, as most recently filed with the Company SEC Documents, and the articles of incorporation, certificate of formation, by-laws, operating agreement or equivalent organizational documents of each Subsidiary of the Company have been made available to Parent and, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The Company is not in violation of any of the provisions of the Company Charter or the Company By-Laws. No Subsidiary is in material violation of any of the provisions of such organizational documents.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of six hundred million (600,000,000) shares of Company Common Stock and thirty million (30,000,000) shares of preferred stock, par value $0.01 per share. As of the close of the Business Day immediately prior to the date of this Agreement (the “Capitalization Date”), (i) 88,261,494 Shares were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) 1,832,541 Shares were subject to outstanding Company Options, (iii) 1,200,190 Shares were subject to outstanding Company RSUs, (iv) 444,743 Shares were subject to Company PRSUs (assuming target level of performance), (v) 88,938 Shares were subject to purchase under the Company ESPP, and (vi) 16,051 Shares were subject to purchase under the Sharesave Plan. Except for Company Options, Company RSUs, Company PRSUs, the Shares subject to the Company ESPP, and the Shares subject to the Sharesave Plan, in each case, outstanding on the Capitalization Date, or as otherwise set forth in the Company Charter, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Since the Capitalization Date, except for the issuance of Shares upon exercise of the Company Options or the exercise or settlement, as applicable, of Company RSUs, Company PRSUs, Shares subject to purchase under the Company ESPP, or Shares subject to purchase under the Sharesave Plan that, in each case, were outstanding on the Capitalization Date in accordance with their terms, the Company has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of each outstanding Company Option, Company RSU and Company PRSU, including: (i) the name of the holder thereof, (ii) the number of shares of Company Common Stock subject to such outstanding Company Option, Company RSU or Company PRSU, (iii) with respect to each Company Option, the exercise price and expiration date thereof, (iv) the date on which such Company Option, Company RSU or Company PRSU was granted or issued, (v) the applicable vesting, repurchase, or other lapse of restrictions schedule, and the extent to which such Company Option, Company RSU or Company PRSU is vested and exercisable, and (vi) with respect to each Company Option, whether such Company Option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code. All Shares subject to issuance under a Company Equity Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive or similar rights, purchase options, calls or rights of first refusal or similar rights and issued in compliance in all material respects with applicable securities Laws and other applicable Law and all other requirements set forth in applicable Contracts. All Company Options were granted with a per share exercise price at least equal to the fair market value of the underlying share of the Company Common Stock on the date such Company Option was granted (within the meaning of Section 409A of the Code and the Treasury Regulations promulgated thereunder). There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Shares or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. All Company Options, Company RSUs and Company PRSUs are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such agreements may differ from such forms with respect to the number of Company Options, Company RSUs and Company PRSUs or shares of Company Common Stock covered thereby, the grant price (if applicable), the vesting schedule, the expiration date applicable thereto and other similar terms. There are no accrued and unpaid dividends with respect to any outstanding Shares.

(c) The Company is not obligated to issue, grant or enter into, as applicable, any option, warrant, security, unit, right or Contract to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock. As of the date of this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or options, warrants, calls, puts, convertible or exchangeable securities, subscriptions, phantom stock, stock appreciation rights, stock-based performance units, other rights to acquire shares of capital stock of the Company, other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock or other rights with respect to the Company, except for (A) the withholding of shares of Company Common Stock to satisfy, on the terms and subject to the conditions of the applicable Company Equity Plan, Tax obligations with respect to awards granted pursuant to the Company Equity Plans and (B) in connection with Company Options, Company RSUs and Company PRSUs upon settlement or forfeiture of awards or payment of the exercise price of Company Options. Neither the Company nor any Subsidiary is a party to any voting trusts or similar agreements with respect to the voting of the Company Common Stock or any other capital stock of, or other Equity Interests in, the Company or any Subsidiary, including, but not limited to electing, designating or nominating any director of the Company or any of the Subsidiaries.

(d) Section 3.2(d) of the Company Disclosure Schedule sets forth a true and complete list of (x) all of the Subsidiaries of the Company and the authorized, issued and outstanding Equity Interests of each such Subsidiary, and (y) all other Equity Interests (including minority interests) held by the Company or any Subsidiary of the Company in any other Person (collectively, the “Minority Investments”). None of the Company or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock of or other Equity Interest in each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens. As of the date of this Agreement, there are no options, warrants, calls, puts, convertible or exchangeable securities, subscriptions, phantom stock, stock appreciation rights, stock-based performance units, other rights to acquire shares of capital stock of, or other Equity Interests in, any Subsidiary of the Company or Contracts to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound (i) obligating any Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional capital stock or other Equity Interests of such Subsidiary, or any security convertible into or exchangeable for such capital stock or other Equity Interests, (ii) obligating any Subsidiary to issue, grant or enter into, as applicable, any such option, warrant, security, unit, right or Contract or (iii) giving any Person the right to receive any economic interest of any nature accruing to the holders of equity securities of any Subsidiary. As of the date of this Agreement, there are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of its capital stock or other Equity Interests or options, warrants, calls, puts, convertible or exchangeable securities, subscriptions, phantom stock, stock appreciation rights, stock-based performance units, other rights to acquire equity securities of any Subsidiary, other rights that give the holder thereof any economic interest of a nature accruing to the holders of equity securities with respect to any Subsidiary. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person (including in respect of any Minority Investment), other than guarantees by the Company of any indebtedness or other obligations of any wholly owned Subsidiary of the Company.

(e) (i) Section 3.2(e)(i) of the Company Disclosure Schedule sets forth a list and the amount, in each case, of all Indebtedness of the Company and Subsidiaries as of the close of the Business Day immediately prior to the date of this Agreement, including the principal amount of such Indebtedness (if applicable), the outstanding balance as of such date, and the debtor and the creditor thereof, (ii) Section 3.2(e)(ii) of the Company Disclosure Schedule sets forth a list and the amount, in each case, of the financing arrangements of the Company and its subsidiaries set forth on Section 5.19(a)(ii) of the Company Disclosure Schedule as of the close of the Business Day immediately prior to the date of this Agreement, including the principal amount and interest outstanding under such arrangement and all fees and expenses arising on a termination of such arrangements (assuming such termination occurs as of the close of the Business Day immediately prior to the date of this Agreement). and (iii) Section 3.2(e)(iii) of the Company Disclosure Schedule sets forth the amount of the cash and cash equivalents (including restricted cash) of the Company and its Subsidiaries as of the close of the Business Day immediately prior to the date of this Agreement.

3.3 Authority; Execution and Delivery; Enforceability.

(a) The Company has all necessary power and authority to enter into, execute and deliver this Agreement and any Ancillary Agreement to which it is a party, to perform and comply with each of its obligations under this Agreement and such Ancillary Agreements and, subject to the receipt of the Company Shareholder Approval and compliance with Regulatory Laws, to consummate the Transactions and the other transactions contemplated thereby, in each case, in accordance with the terms of this Agreement and the Ancillary Agreements to which it is a party. The adoption, execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party, the performance and compliance by the Company with each of its obligations herein and therein, and the consummation by it of the Transactions and the transactions contemplated by such Ancillary Agreements have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Company Shareholder Approval, and no other corporate Proceedings on the part of the Company and no other shareholder votes are necessary to authorize this Agreement or the consummation by the Company of the Transactions. The Company has duly and validly executed and delivered this Agreement and the Ancillary Agreements to which it is a party dated on or before the date hereof and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement and each Ancillary Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Company Board, at a meeting duly called and held, unanimously (with the management director recusing himself) duly adopted resolutions (which, as of the execution and delivery of this Agreement by the parties hereto, have not been rescinded, modified or withdrawn in any way and are in full force and effect) (A) determining that this Agreement (including the Plan of Merger), the Ancillary Agreements to which the Company is a party and the Transactions, including the Merger, and the other transactions contemplated by such Ancillary Agreements are advisable, fair to and in the best interests of the Company and its shareholders, (B) approving this Agreement, including the Plan of Merger (such approval having been made in accordance with the MBCA, including for purposes of Section 302A.613, Subd. 1, thereof), the Ancillary Agreements to which the Company is a party and the Transactions, including the Merger, and the other transactions contemplated by such Ancillary Agreements, and declaring that this Agreement (including the Plan of Merger), the Ancillary Agreements to which the Company is a party and the Transactions, including the Merger, and the other transactions contemplated by such Ancillary Agreements are advisable, fair to and in the best interests of the Company and its shareholders, (C) directing that this Agreement, including the Merger (including the Plan of Merger), be submitted to the shareholders of the Company for its adoption and approval, and (D) recommending that the Company’s shareholders adopt and approve this Agreement (including the Plan of Merger) and the Transactions, including the Merger (the “Company Board Recommendation”).

(c) The only vote or consent of holders of any class or series of Shares or other Equity Interests of the Company necessary to adopt or approve this Agreement and the Ancillary Agreements to which the Company is a party and to consummate the Transactions, including the Merger, and the other transactions contemplated by such Ancillary Agreements is the affirmative vote or consent of holders of a majority of the Shares that are outstanding and entitled to vote thereon at the Company Meeting (the “Company Shareholder Approval”). No other vote of the holders of Shares or any other Equity Interests of the Company is necessary to consummate the Transactions. Except for the Company Shareholder Approval and the filing of the Articles of Merger with the Secretary of State of the State of Minnesota, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, the Ancillary Agreements to which the Company is a party, the performance by the Company of its covenants or obligations hereunder or thereunder or the consummation of the Transactions or the other transactions contemplated by such Ancillary Agreements.

3.4 No Conflicts.

(a) The execution and delivery of this Agreement by the Company does not and will not, and the performance of this Agreement by the Company will not, (i) assuming the Company Shareholder Approval is obtained, conflict with or violate any provision of the Company Charter or the Company By-Laws or any equivalent organizational documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and permits (“Consents”) described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) require any consent, approval, authorization, filing or notification under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of the Company or any of its Subsidiaries pursuant to, any Contract or Permit to which the Company or any of its Subsidiaries is party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not and will not, and, assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3(b), the consummation by the Company of the Transactions and compliance by the Company with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act, the Securities Act, the rules and regulations of NASDAQ and any other applicable U.S. state or federal securities Laws, (ii) as required under any applicable Regulatory Laws, (iii) the filing and recordation of the Articles of Merger as required by the MBCA and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since May 1, 2022 (the “Company SEC Documents”). None of the Subsidiaries of the Company is or has at any time since May 1, 2022, been subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b) As of its respective filing date (or, if amended or superseded prior to the date of this Agreement, on the date of such filing), each Company SEC Document complied as to form in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, the rules and regulations of the SEC promulgated thereunder, and the requirements of NASDAQ applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and each Company SEC Document filed or furnished subsequent to the date of this Agreement will comply, in all material respects, with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, the applicable rules and regulations of the SEC promulgated thereunder, and the applicable requirements of NASDAQ. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Documents that would be required to be disclosed under Item 1B of Form 10-K under the Exchange Act.

(c) The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Company SEC Financial Statements”) (i) fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in shareholders’ equity deficit of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company SEC Financial Statements, (ii) were prepared in accordance with GAAP as applied by the Company (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), subject, in the case of interim Company SEC Financial Statements, to normal year-end adjustments and the absence of notes and other presentation items as permitted by the applicable rules and regulations of the SEC (none of which are material in amount or nature) and (iii) comply as to form in all material respects with the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and published rules and regulations of the SEC with respect thereto.

(d) The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Company SEC Documents. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act, which controls and procedures are designed to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company SEC Documents. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company has established and maintains a system of internal accounting controls that comply with the requirements of the Exchange Act and that have been designed by, or under the supervision of, their respective principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (A) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company. From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended April 27, 2024 to the date of this Agreement, neither the Company’s auditors, to the Knowledge of the

Company, nor the Company has been advised in writing of (1) any “significant deficiencies” or “material weaknesses” (each as defined in Rule 12b-2 of the Exchange Act) identified in management’s assessment of internal control over financial reporting as of and for the year ended April 27, 2024 (nor has any such deficiency or weakness been identified as of the date hereof) or (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and, in each case, to the Company’s Knowledge, neither the Company nor any of its Representatives has failed to disclose such information to the Company’s auditors or the Company Board. Since April 27, 2024, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(e) The Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto) except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company SEC Financial Statements, none of which individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions, to the extent permitted or contemplated by this Agreement, and (iv) for other liabilities and obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.6 Absence of Certain Changes or Events. Since April 27, 2024 through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course consistent with past practices and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Since April 27, 2024 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Parent’s consent pursuant to, Section 5.1(c), (h), (n), or (q) had the covenants therein applied since April 27, 2024.

3.7 Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company to such portions thereof that relate to Parent and its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent for inclusion or incorporation by reference therein). The Proxy Statement (and any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and other applicable Law.

3.8 Legal Proceedings. There are, and since April 25, 2021, have been, no Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets or properties or any of the officers or directors of the Company, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective assets or properties is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.9 Compliance with Laws and Orders.

(a) The Company and its Subsidiaries are in compliance and since April 25, 2021 have been in compliance with all Laws (including all Health Care Laws) and Orders applicable to the Company or any of its Subsidiaries or any assets owned or used by any of them (except for any such past noncompliance as has been remedied and imposes no continuing obligations or costs on the Company or its Subsidiaries), except where any such non-compliance, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written communication since April 25, 2021, from any Governmental Entity that alleges that the Company or any of its Subsidiaries is not in compliance with any such Law or Order, except where any such non-compliance, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Since April 25, 2021, there has not been and currently there is no Proceeding pending against the Company or any of its Subsidiaries under any federal or state whistleblower statute, including under the False Claims Act, 31 U.S.C. §§ 3729-3733 and to the Knowledge of the Company, no such Proceeding has been threatened. Neither the Company nor any of its Subsidiaries is a party to or has any ongoing reporting obligations pursuant to or under any corporate integrity agreements, deferred or non-prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity with respect to any Health Care Law.

(c) Neither the Company nor any of its Subsidiaries has, since April 25, 2021, received or retained any payment in violation of applicable Health Care Laws or legally enforceable Health Care Program requirements (except for any such past violation as has been remedied and imposes no continuing obligations or costs on the Company or its Subsidiaries), except where any such violation, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(d) Since April 25, 2021, the Company and its Subsidiaries have not (i) had any product or manufacturing site (whether Company- or Subsidiary-owned) subject to a Governmental Entity (including the U.S. Food and Drug Administration (“FDA”)) shutdown or import or export prohibition, nor (ii) received any FDA Form 483 or other notice from a Governmental Entity of inspectional observations, notice of adverse finding, notice of violation, “warning letters,” “untitled letters” or requests or requirements to make changes to the products that if not complied with would reasonably be expected to have a Company Material Adverse Effect, and, to the Knowledge of the Company, no Governmental Entity has threatened any such action.

(e) The Company and its Subsidiaries, and their respective affiliates and their employees, agents, and contractors have maintained and filed with the FDA and other Governmental Entities all material reports, data, documents, forms, notices, applications, records and claims that are necessary to comply in all material respects with applicable Health Care Laws. To the Knowledge of the Company, all such reports, data, documents, forms, notices, applications, records, claims, and other filings to the FDA and any similar Governmental Entity by the Company and its Subsidiaries, and their respective affiliates and their employees, agents, and contractors were true, accurate and complete in all material respects as of the date made, and, to the extent required to be updated, have been updated to be true, accurate and complete in all material respects as of the date of such update.

(f) None of the Company and its Subsidiaries, or their respective affiliates or, to the Knowledge of the Company, their employees, agents, or contractors is the subject of any pending or, to the Knowledge of the Company, threatened Proceeding in respect of the Company, its Subsidiaries, or any Company Products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.

(g) None of the Company and its Subsidiaries, or their respective affiliates or their officers, employees, agents, or contractors has been suspended, excluded, debarred, or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. §§ 335(a)–(b) or any similar Law, (ii) exclusion under 42 U.S.C. § 1320a-7 in any federal or state health care program or any similar Law, (iii) prohibition from participating in any procurement program of or otherwise contracting with any Governmental Entity, or (iv) assessment of penalties under any Health Care Law, nor are any such advanced actions threatened or reasonably foreseeable. As of the date hereof, no Proceedings that would reasonably be expected to result in any such material debarment, exclusion, prohibition, or assessment of penalties are pending or, to the Knowledge of the Company, threatened against the Company, its Subsidiaries, or any of their respective affiliates or their officers, employees, agents, or contractors.

(h) The Company and its Subsidiaries, and their respective affiliates have in place an operational regulatory compliance program that governs all employees, agents, and contractors and that is designed to address compliance with all applicable Health Care Laws. The Company and its Subsidiaries, and their respective affiliates operate in compliance with such regulatory compliance program in all material respects, except where noncompliance has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(i) Since April 25, 2021, the Company and each of its Subsidiaries, and each of their respective officers, directors, or Employees and, to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any of its Subsidiaries (i) have at all times been in material compliance with all Laws relating to export, reexport, transfer, and import control, economic and trade sanctions, and trade embargo statutes, regulations, decrees, orders, guidelines and policies of the United States government and the government of any country in which it conducts business including but not limited to the Export Administration Regulations (“EAR”) (15 C.F.R. Parts 730-774 (2022)) of the U.S. Department of Commerce; the U.S. antiboycott regulations and guidelines, including those under the EAR and U.S. Department of the Treasury regulations; the various economic sanctions regulations and guidelines of the U.S. Department of the Treasury, Office of Foreign Assets Control, and the USA Patriot Act (Title III of Pub. L. 107-56, signed into Law October 26, 2001), as amended; and restrictions against dealings with certain prohibited, debarred, denied or specially designated entities or individuals under statutes, regulations, orders, and decrees of various agencies of the United States government (collectively, “Trade Controls”); or (ii) have not engaged in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country.

(j) Neither the Company, nor any of its Subsidiaries, nor any of their respective officers, directors, Employees or, to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any of its Subsidiaries, has made, offered, promised or authorized any gift or payment of anything of value, directly or indirectly, to or for the benefit of any government official, or any other person, in order to assist the Company in obtaining or retaining business or otherwise securing any improper advantage in violation of applicable Anti-Corruption Laws.

(k) Neither the Company nor any of its Subsidiaries has received from any Governmental Entity or any Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Entity; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case, related to Trade Controls or Anti-Corruption Laws.

(l) Since April 25, 2021 neither the Company nor its Subsidiaries or their respective affiliates or their employees, agents or contractors has entered into any arrangement involving the offering or paying any remuneration (including any kickback, bribe, discount or rebate), directly or indirectly, overtly or covertly in cash or in kind to any Person: (i) in return for referring an individual to the Company or any of its Subsidiaries for the furnishing or arranging for the furnishing of any item, product or services for which payment may be made in whole or in part by any Health Care Program or commercial health insurer; or (ii) in return for purchasing, leasing or ordering or arranging for or recommending, purchasing, leasing or ordering any item, product, facility or service from or to the Company or any of its Subsidiaries for which payment may be made in whole or in part by any Health Care Program or commercial health insurer. There are no current arrangements relating to the Company or any of its Subsidiaries providing for any rebates, kickback or other forms of compensation that are unlawful to be paid to any Person in return for the referral or generation of business to the Company or any of its Subsidiaries or for the arrangement for recommendation of such referrals or business. Since April 25, 2021, the Company enters into written agreements with each of its independent contractor health care providers and sales and marketing personnel in compliance with the AKS Personal Services and Management Contracts safe harbor (as set forth at 42 C.F.R. § 1001.952 (d)).

(m) The Company and its Subsidiaries and affiliates are and since April 25, 2021 have been in material compliance with all applicable Healthcare Privacy and Security Laws. Since April 25, 2021, no Breach (as that term is defined in HIPAA) has occurred with respect to any unsecured Protected Health Information (as that term is defined in HIPAA) (“PHI”) maintained by or for the Company, any of its Subsidiaries and affiliates. Since April 25, 2021, the Company, its Subsidiaries and affiliates have not received any notice or complaint from any Person, including any Governmental Entity regarding the unauthorized processing of PHI or non-compliance with applicable Healthcare Privacy and Security Laws. Neither the Company, nor its Subsidiaries and their respective affiliates engage in the sale of PHI, as the term “sale” is defined by applicable law.

3.10 Permits.

(a) The Company and each of its Subsidiaries have all required governmental licenses, permits, certificates, franchises, tariffs, grants, easements, variances, consents, orders, approvals, clearances, exemptions, registrations, enrollments, provider and supplier numbers, accreditations and authorizations (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is and, since April 25, 2021, has been valid, subsisting and in full force and effect, except where any such failure to have or maintain such Permit, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The operation of the Company and its Subsidiaries as currently conducted is not, and has not been since April 25, 2021, in violation of, nor is the Company or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on the Company or its Subsidiaries), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit, except where any such default or violation of such Permit, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. There are no Proceedings pending or, to the Knowledge of the Company, threatened that seek the revocation, cancellation or modification of any Permit, except where any such revocation, cancellation or modification, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.11 Products.

(a) All Company Products that are private label products manufactured for the Company pursuant to Contracts are in material compliance with all Health Care Laws, including those relating to Good Manufacturing Practices, establishment registration, product listing, product labeling, record keeping, and filing of reports. To the Knowledge of the Company, no such Company Products have been subject to, nor are there any facts or circumstances reasonably likely to lead to, any recalls, field notifications, market withdrawals or replacements, warnings, “dear doctor” letters, safety alerts, suspensions of manufacturing or distribution, seizures, detentions, holds, or other notices of action relating to an alleged lack of safety or regulatory compliance, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) With respect to the Company Products, there is neither any preclinical research, nor any clinical research, trials, studies, or testing involving human subjects or identifiable data of human subjects being conducted by or on behalf of the Company or its Subsidiaries.

(c) Since April 25, 2021, (i) there has not been any material Proceeding pending or threatened in writing against the Company and its Subsidiaries, or any of their affiliates for any product returns, product liability, or warranty obligations relating to any Company Products from any particular customer or with respect to any particular such product or service of more than $1,000,000; (ii) the Company Products have complied in all material respects with applicable Laws, (iii) the Company and its Subsidiaries, and their affiliates (as applicable) have conducted audits and inspections of all material facilities relating to the Company Products, consistent with industry standards, and none of these inspections or audits have resulted in material adverse findings; (iv) there have not been any material defects or deficiencies or any claimed material defects or deficiencies in any such Company Product that could reasonably be expected to result in an individual Proceeding or collective or class action claim against either Company, its Subsidiaries, or their affiliates of greater than $1,000,000; (v) none of the Company Products designed, manufactured, packaged, labeled, shipped, transported, distributed, promoted, or sold by either Company, its Subsidiaries, or their affiliates has been subject to, or is subject to, any recall mandated by any Governmental Entity or demanded in writing by any customer, and (vi) the Company, its Subsidiaries, and their affiliates have not voluntarily or involuntarily initiated, conducted, or issued, or caused to be initiated, conducted, or issued, any recall, market withdrawal, or replacement relating to any of the Company Products.

(d) To the Knowledge of the Company, the Company, its Subsidiaries, and their affiliates, and their employees, agents, and contractors have marketed, promoted, advertised, or otherwise offered for sale all Company Products to potential customers in compliance with applicable Laws in all material respects.

3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Company Benefit Plan. For purposes of this agreement, the term Company Benefit Plan means each: (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) compensation, employment, individual consulting, end of service, separation or severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy; or (iii) other benefit or compensation plan, program, contract, agreement, policy or arrangement providing for pension, retirement, profit-sharing, deferred compensation, stock option, equity or equity-based compensation, stock purchase, employee stock ownership, supplemental unemployment, vacation, holiday pay or other paid time off, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and other employee benefit plans or fringe benefit plans, in each case, that are either (A) sponsored, maintained, administered, contributed to, required to be contributed to or entered into by the Company or its Subsidiaries for the current or future benefit of any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries (each, a “Service Provider”) or (B) under or with respect to which the Company or its Subsidiaries has any current or contingent liability or obligation; provided that the following Company Benefit Plans need not be specifically set forth on Section 3.12(a) of the Company Disclosure Schedule: (i) any employment contract with an employee below the level of Senior Vice President that (1) is in all material respects consistent with a standard form previously made available to Parent and (2) under which the severance period or required notice of termination provided is not in excess of ninety (90) days or such longer period as is required under local Law, (ii) any consultancy agreement that may be terminated without penalty on thirty (30) days of notice or less, and (iii) any plan or arrangement sponsored or maintained by a Governmental Entity. True correct and complete copies of each material Company Benefit Plan document and (1) all material contracts relating thereto (including all trust agreements, insurance, funding or annuity contracts, investment management agreements, record keeping agreements), (2) the most recent determination, advisory, notification or opinion letter of the IRS, if applicable, (3) the most recent summary plan description or member booklet, (4) any coverage and non-discrimination testing results for the three (3) most recent years, and (5) all material written correspondence relating to any audit, investigation or correction associated with any Company Benefit Plan that is ongoing as of the date hereof have been provided to Parent (other than those Company Benefit Plans that are publicly available).

(b) (i) Each Company Benefit Plan is and has been established, maintained, funded, and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code and no event has occurred and no condition exists that has subjected or would reasonably be expected to subject the Company or its Subsidiaries to any material Tax, fine, lien, penalty, or other liability imposed by applicable Law with respect to the Company Benefit Plans.

(ii) Each Company Benefit Plan which is or was intended to qualify under Section 401(a) of the Code has received a current favorable determination letter or is the subject of an opinion or advisory letter from the IRS as to its qualified status and no fact or event has occurred that would reasonably be expected to cause the loss of the Tax qualified status of any such Company Benefit Plan or the Tax exempt status of any associated trust.

(iii) There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption or that has been corrected in full in accordance with applicable Law) or breach of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan, that would reasonably be expected to be material.

(iv) With respect to any Company Benefit Plan intended to be a qualified employee stock ownership plan (“ESOP”) and except as would not reasonably be expected to result in material liability: (A) all “employer securities” (as defined in Section 407(d)(1) of ERISA) at any time held by the ESOP have at all times been “employer securities” as defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 4975(e)(8) of the Code and Section 407(d)(5) of ERISA, (B) neither the ESOP nor any fiduciary (as defined in Section 3(21) of ERISA) of the ESOP has at any time engaged in any non-exempt prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to the ESOP, (C) the ESOP has at all times been maintained in form and in operation in compliance with Sections 401(a) and 4975 of the Code, and (D) any transaction to which the ESOP was at any time a party involving the purchase, sale or exchange of any security complied in all respects with the applicable requirements of ERISA and the Code, including Section 3(18) of ERISA.

(v) With respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States Law also applies) (a “Non-U.S. Plan”), (i) all employer and employee contributions to each Non-U.S. Plan required by Law or by the terms of such Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (iii) no Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), and (iv) there are no unfunded or underfunded liabilities with respect to any Non-U.S. Plan.

(vi) With respect to the Sharesave Plan, and except as would not reasonably be expected to result in material liability: (A) the Sharesave Plan qualifies as a save-as-you-earn option scheme under Chapter 7, Part 7 and Schedule 3 of ITEPA (the “SAYE Rules”), (B) has met and continues to meet all requirements to qualify as a save-as-you-earn option scheme under the SAYE Rules, and the Company is not aware of any circumstances which are likely to cause the Sharesave Plan to cease to meet such requirements and (C) has been validly self-certified to HMRC within the applicable time frames. The market value of the shares subject to each option granted under the Sharesave Plan were agreed with HMRC prior to the grant of the relevant option, and the Company provided HMRC with accurate and detailed information in relation to the Company at the time the relevant valuation was sought. No Sharesave Plan participant has exceeded the £500 per month maximum limit in respect of all their awards granted in relation to the Sharesave Plan.

(vii) No Proceeding has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor, HMRC or the United Kingdom Pensions Regulator (other than routine benefits claims).

(c) No Company Benefit Plan is or was within the past six (6) years, and neither the Company, any of its Subsidiaries or any of their respective ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, or has or is reasonably expected to have any current or contingent liability or obligation under or with respect to: (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or other “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, (ii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, or (iii) a “multiple employer plan” as described in Section 413(c) of the Code. Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation as a consequence of at any time being considered a single employer with any other Person under Section 414 of the Code. Neither the Company nor any of its Subsidiaries: (A) has any obligation to provide an enhanced early retirement benefit or an enhanced pension on redundancy to any Service Provider as a result of the operation of the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 2006, (B) is or has at any time been an employer in relation to any “occupational pension scheme” that is not a “money purchase scheme” (each as defined in section 181 of the United Kingdom Pension Schemes Act 1993), (C) is or has at any time in the last six (6) years ever been “associated” or “connected” (each as defined in section 51(3) of the United Kingdom Pensions Act 2004) with an employer of an occupational pension scheme that is not a money purchase scheme; or (D) maintains or contributes to any plan or arrangement that is a “multi-employer scheme” (as defined in section 75A of the United Kingdom Pensions Act 1995). No Company Benefit Plan is or was within the past six (6) years, and neither the Company, any of its Subsidiaries has or is reasonable expected to have any liability under (i) a “registered pension plan”, (ii) a “multi-employer pension plan”, (iii) a “retirement compensation arrangement” or (iv) an “employee life and health trust”, in each case as defined in the Income Tax Act (Canada).

(d) Neither the execution of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any current or former Service Provider to any additional material compensation or benefit (including any bonus, retention or severance pay) under any of the Company Benefit Plans or otherwise, or (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any of the Company Benefit Plans.

(e) No Company Benefit Plan provides post-employment or post-service, medical, disability or life insurance benefits to any former employee or their dependents or other Person, other than (i) as required by Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee), (ii) benefits provided during any period during which the former employee is receiving severance pay or (iii) for coverage through the end of the month in which a termination of employment occurs. Neither the Company nor any of its Subsidiaries has incurred (whether or not assessed) any material Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist that could result in the imposition of any such Tax or penalty.

(f) All contributions (including all employer contributions and employee salary reduction contributions), premiums and benefit payments under or in connection with the Company Benefit Plans that are required to have been made in accordance with the terms of the Company Benefit Plans or any applicable Laws have been timely made or properly accrued in all material respects.

(g) No payment, benefit or other right that will be made or provided in connection with the Merger (whether alone or in conjunction with any other event, whether contingent or otherwise) will result in a parachute payment within the meaning of Section 280G of the Code.

(h) Neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 409A or 4999 of the Code.

(i) Each Company Benefit Plan that provides deferred compensation subject to Section 409A of the Code satisfies in form and operation the requirements of Section 409A(a) of the Code and the guidance thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Company Benefit Plan).

3.13 Employee and Labor Matters.

(a) The Company is not, and has not been within the past three (3) years, a party to any collective bargaining agreement or other labor-related Contract with a union, works council, labor organization, or other employee representative (each, a “Labor Agreement”) with regard to any of the employees of the Company or any of its Subsidiaries (“Employees”).

(b) No union, labor organization, works council, or group of employees is presently serving as a collective bargaining agent for or otherwise representing any Employee. There are no, and there has not been within the past three (3) years, any, strikes, work stoppages, walkouts, pickets, lockouts, unfair labor practice charges, material labor grievances or arbitrations, or other labor disputes, or organizing activities, pending or, to the Company’s Knowledge, threatened, as to current or former Employees or against the Company. The Company has no legal or contractual requirement to provide notice or information to, bargain with, enter into any consultation procedure with, or obtain consent from, any labor union, works council, labor organization or employee representative representing any Employee, or any applicable labor tribunal, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no, and there has not been within the past three (3) years, any, pending or, to the Company’s Knowledge, threatened charge, complaint, or Proceeding relating to payment of wages and hours, employment discrimination, or other term or condition of employment, against the Company or any of its Subsidiaries with regard to the Employees or any independent contractors of the Company or any of its Subsidiaries, before any federal, state, or local agency, court, or administrative or arbitral tribunal.

(d) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries is and, for the past three (3) years has been, in compliance with all federal, state, provincial and local Laws respecting employment and employment practices, terms and conditions of employment, immigration, work authorization, and workplace safety, the payment of wages or salaries or other compensation, background checks, wage notices or statements, meals and rest breaks, hours, overtime, benefits, the Worker Adjustment and Retraining Notification Act of 1988 and similar state and foreign Laws, collective bargaining, workers’ compensation, human rights, French language, pay equity, unemployment or employment insurance, the payment of social security and similar taxes, federal contracting, workers’ compensation, and occupational safety; and (ii) each individual who is providing or within the past three (3) years has provided services to the Company and is or was classified and treated as an independent contractor, leased employee or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.

(e) The Company and its Subsidiaries have (i) reasonably investigated all sexual harassment, or other harassment, discrimination or retaliation allegations against current or former officers, directors, partners, employees, contractors or agents of the Company or its Subsidiaries that have been reported to the Company or its Subsidiaries, or that are otherwise within the Company’s Knowledge, in the past three (3) years, and (ii) in the past three (3) years not been party to any non-disclosure agreement or settlement agreements in respect of any such matters. With respect to each such allegation (except those the Company reasonably deemed to not have merit), the Company has taken prompt corrective action reasonably calculated to prevent further improper action. The Company does not reasonably anticipate material liability with respect to any such allegation and, to the Company’s knowledge, there are no such allegations that, if known to the public, would bring the Company or any of its Subsidiaries into material disrepute.

3.14 Environmental Matters.

(a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries (i) since April 25, 2021 has been and is in compliance with all, and is not subject to any liability with respect to noncompliance with any, Environmental Laws, (ii) since April 25, 2021 has held or applied for, and currently holds or has applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, and (iii) since April 25, 2021 has been and is in compliance with their respective Environmental Permits.

(ii) There are no Environmental Claims pending nor, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials.

(iii) None of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or Order relating to compliance with Environmental Laws, Environmental Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials and no Proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto, or (ii) has assumed or is an indemnitor by contract or otherwise in connection with any environmental liability or obligation of any claim, demand, suit or action threatened or asserted by any third party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

(iv) There has been no release, treatment, storage, transportation, handling, use, manufacture, sale, disposal, arranging for or permitting the disposal of, exposure to any Person to, or ownership or operation of any property or facility contaminated by, any Hazardous Materials, in each case as has given or would give rise to liability of the Company or its Subsidiaries under Environmental Laws.

(b) The Company and its Subsidiaries have made available to Parent copies of all material environmental reports, audits, and assessments and other documents in their possession relating to the current or former properties, facilities, or operations of the Company and its Subsidiaries.

3.15 Real Property; Title to Assets.

(a) Section 3.15(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned in fee by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and the address for each Company Owned Real Property. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) other than with respect to the Company Owned Real Property, neither the Company nor any of its Subsidiaries currently own a fee interest in any real property or have any material outstanding liabilities or obligations with respect to any formerly owned real property; (ii) the Company or any of its Subsidiaries, as the case may be, holds good and valid fee title to the Company Owned Real Property, free and clear of all Liens, except for Permitted Liens; (iii) except as have not had and would not reasonably be expected to have, individually or in the aggregate, an adverse effect on the use or occupancy of any Company Owned Real Property, all buildings, structures, improvements and fixtures located on the Company Owned Real Property are in a state of good operating condition and are sufficient for the continued conduct of business in the ordinary course, subject to reasonable wear and tear; (iv) other than the Company or any of its Subsidiaries, there are no parties in possession or parties having any option, right of first offer or first negotiation or right of first refusal or other similar rights to purchase or lease the Company Owned Real Property or any material portion thereof or material interest therein and (v) since January 1, 2015 with respect to any Company Owned Real Property situated in the Province of Quebec, none of the Company or any Subsidiary has transferred beneficial ownership or effected an off-title transfer for which transfer duties may be, or may become, payable.

(b) Section 3.15(b) of the Company Disclosure Schedule sets forth a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Company Leased Real Property”), including for each parcel of Company Leased Real Property (i) the address, (ii) the current rent as of the date specified in Section 3.15(b) of the Company Disclosure Schedule, and (iii) the scheduled expiration date of the lease, sublease or other applicable Contract. No Company Leased Real Property is subject to any Lien, other than Permitted Liens. None of the Company or any of its Subsidiaries has assigned, subleased, licensed or otherwise granted the right to use or occupy any portion of any Company Leased Real Property to any Person. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) all leases or other agreements under which the Company or any of its Subsidiaries occupies Company Leased Real Property (each, a “Lease”) are in full force and effect and are valid and enforceable in accordance with their terms, and the applicable Company/Subsidiary has, and has the right to, exclusive, quiet possession and quiet enjoyment of the associated Company Leased Real Property; (ii) no Company or any of its Subsidiaries is in default or breach under any Lease or has received any notice of default from the lessor party thereto, nor are there any existing defaults or breaches by the lessor thereunder; (iii) no condition exists which, but for the giving of notice or the passage of time, would constitute a breach or default by the Company or any of its Subsidiaries or any other party pursuant to any Lease, or permit termination, modification or acceleration by any party to any Lease; and (iv) the owners of the Company Leased Real Property have not made any assignment, mortgage, pledge or hypothecation of any Lease or the rents or use fees due thereunder.

(c) The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property”. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each parcel of Company Real Property is in compliance with all existing Laws applicable to such Company Real Property; (ii) neither the Company nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to the Company’s Knowledge there are no such Proceedings threatened, affecting any portion of the Company Real Property; (iii) there are no pending or threatened appropriation, condemnation, eminent domain or like Proceedings relating to the Company Real Property; and (iv) the Company or applicable Subsidiary’s use, occupancy and operation of the Company Real Property in the manner in which it is now occupied and operated by such Company or Subsidiary complies with all applicable building code, fire code, health code, zoning, land use, safety and similar applicable Laws. The Company Real Property listed on Sections 3.15(a) and 3.15(b) of the Company Disclosure Schedule constitutes all of the real property and improvements used and occupied by the Company and all of its Subsidiaries necessary to conduct the business as currently conducted, and no business activities of any Company or any of its Subsidiaries takes place, occurs or is located on lands or premises other than those included in the Company Real Property. None of the Company Real Property is used for any purpose other than the operation of the business of the Company or any of its Subsidiaries.

(d) The Company or a Subsidiary of the Company has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens (except for Permitted Liens) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.16 Tax Matters.

(a) All income and other material Tax Returns that are required by applicable Law to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete, and accurate in all material respects.

(b) Each of the Company and its Subsidiaries has timely paid all material Taxes (whether or not shown as due and payable by it on any Tax Return) due and payable by it (including any Taxes required to be withheld from amounts owing to, or collected from, any employee, creditor, or other third party), other than Taxes being contested, or that will be contested, in good faith or for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and its Subsidiaries.

(c) No deficiencies for material Taxes have been asserted or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies that have been withdrawn, settled with no outstanding liability for the Company or any of its Subsidiaries or fully satisfied by payment.

(d) There is no ongoing audit, examination, investigation or other Proceeding with respect to any material Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity that any such audit, examination, investigation or other Proceeding is contemplated or pending.

(e) Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholders of the Company or other Person.

(f) Neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which such waiver or extension remains in effect.

(g) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code (or any similar provision of state, local, or non-U.S. Law) in the two (2) years prior to the date of this Agreement.

(h) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement or arrangement or similar arrangement (each a “Tax Sharing Agreement”) (other than (A) any agreement or arrangement entered into in the ordinary course of business and the primary purpose of which is not related to Taxes and (B) any Tax Sharing Agreement the only parties to which are the Company and its Subsidiaries).

(i) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or any similar group for federal, state, local or foreign Tax purposes.

(j) Neither the Company nor any of its Subsidiaries has any liability for any material Taxes of any Person (other than the Taxes of the Company or any of its Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any analogous or similar state, local or non-U.S. Law), (ii) as a transferee or successor, or (iii) by Contract (other than (A) any agreement or arrangement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes, and (B) any Tax Sharing Agreement the only parties to which are the Company and its Subsidiaries).

(k) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting (including pursuant to Section 481 of the Code) (or any similar provision of state, local or non-U.S. Law) for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made prior to the Closing, (iii) prepaid amount received prior to the Closing, (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed prior to the Closing, or (v) any election under Section 965 of the Code.

(l) There are no Liens for Taxes upon any property or assets of the Company or its Subsidiaries, except for Permitted Liens.

(m) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) Neither the Company nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(o) Neither the Company nor any of its Subsidiaries has claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act (or any corresponding or similar provision of state, local or foreign Law.

(p) Neither the Company nor any of its Subsidiaries has entered into any transaction that is or is substantially similar to a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Law.

(q) None of the Company nor any of its Subsidiaries has applied for nor received any COVID-19 governmental assistance from any Governmental Entity or any similar programs to which they were not entitled.

(r) There are no circumstances existing which could result in the application of subsection 18(4), section 78, section 79, or sections 80 to 80.04 of the Income Tax Act (Canada) (or any equivalent provision of the taxation legislation of any province or any other jurisdiction) to any of the Company or its Subsidiaries.

3.17 Material Contracts.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts (other than any Company Benefit Plans) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their assets or businesses are bound (and any material amendments, supplements and modifications thereto), and the Company has made available to Parent true and complete copies of:

(i) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been filed as an exhibit to a Company SEC Document;

(ii) Contracts with (A) any of the Material Vendors and (B) any of the Material Customers;

(iii) other than with respect to an entity that is wholly owned by the Company or any of its Subsidiaries, Contracts concerning the establishment or operation of a partnership, joint venture or limited liability company in which the Company or any of its Subsidiaries holds an equity interest (including with respect to each Minority Investment), or that is material to the Company and its Subsidiaries, taken as a whole;

(iv) (A) (x) licenses or sublicenses (or other Contracts in which the Company or any of its Subsidiaries grants or is granted a similar right to use) of Intellectual Property from or to any third party (other than (1) licenses or sublicenses of generally commercially available off-the-shelf software programs with annual license fees or a total replacement cost of less than $250,000, (2) non-exclusive licenses or sublicenses to customers in the ordinary course of business consistent with past practice, or (3) non-exclusive licenses or sublicenses ancillary to commercial agreements entered into in the ordinary course of business consistent with past practice) or (y) a Contract that, since April 27, 2024, provided or provides for the assignment of Intellectual Property to or from any third party (except for inventor assignments), in the case of each of clauses (x) and (y), except for such assignments, licenses and sublicenses that are not material to the Company and the Company Subsidiaries, taken as a whole, or (B) a Contract that subjects Company Owned Intellectual Property to any material restriction;

(v) any Contract with an employee or independent contractor of the Company or any of its Subsidiaries that provides for annual base compensation in excess of $350,000;

(vi) any Labor Agreement;

(vii) Contracts containing (A) a covenant materially restricting the ability of the Company or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers; (B) a provision granting the other party “most favored nation” status or equivalent preferential pricing terms; (C) a provision providing for an exclusive license, supply, distribution or other right in connection with any product or technology purchased or supplied by the Company; or (D) a right of first or last offer or refusal to any third party, except in the case of each of clauses (B) and (D) for such restrictions, requirements and provisions that are not material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole;

(viii) indentures, credit agreements, loan agreements and similar instruments pursuant to which the Company or any of its Subsidiaries has or will incur or assume any indebtedness or has or will guarantee or otherwise become liable for any indebtedness of any other Person for borrowed money in excess of $5,000,000 other than any indentures, credit agreements, loan agreements or similar instruments between or among any of the Company and any of its Subsidiaries;

(ix) settlement, conciliation or similar Contracts, including any such agreement with any Governmental Entity, that would require the Company or any of its Subsidiaries to pay, after taking into account amounts paid or payable by insurance, consideration of more than $1,000,000 individually or $2,000,000 in the aggregate after the date hereof or that contains material continuing restrictions on the business or operations of or other non-monetary obligations of the Company or its Subsidiaries;

(x) Contracts that obligate the Company or any of its Subsidiaries to make any future capital investment or capital expenditure in excess of $1,000,000 (individually or in the aggregate) other than in respect of purchases of products from suppliers that are to be sold to customers in the ordinary course of business;

(xi) Contracts (A) that provide for the acquisition or disposition by the Company or any of its Subsidiaries of any business or material assets (whether by merger, sale of stock, sale of assets or otherwise) under which the Company or any of its Subsidiaries has any material continuing obligations (monetary or otherwise) or would reasonably be expected to have liabilities in excess of $1,000,000 after the date hereof or (B) pursuant to which the Company or any of its Subsidiaries acquired or will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary, in each case, under which the Company or any of its Subsidiaries has obligations remaining to be performed as of the date hereof; or

(xii) any shareholders, investors rights, registration rights, joint venture or similar agreements or arrangements.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Contracts set forth or required to be set forth in Section 3.17(a) of the Company Disclosure Schedule or filed or required to be filed as exhibits to the Company SEC Documents (except to the extent subsequently terminated or superseded) (the “Company Material Contracts”) are valid, binding and in full force and effect and are enforceable by the Company or the applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) the Company, or the applicable Subsidiary, has performed all obligations required to be performed by it under the Company Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder and (iii) since April 25, 2021, neither the Company nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential material violation of, or material failure to comply with, any term or requirement of any Company Material Contract.

3.18 Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Schedule sets forth a list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) Internet domain name registrations, in each case that are owned by the Company or any of its Subsidiaries (collectively, the “Company Registered Intellectual Property”), identifying in each case the record and beneficial title holder and describing any applicable filing and registration particulars. The Company Registered Intellectual Property is subsisting and, to the Company’s Knowledge, valid and enforceable. All items of Company Registered Intellectual Property that are registrations are currently in force and that are applications are currently pending. No Proceeding is pending or, to the Knowledge of the Company, is threatened, that challenges the validity, enforceability, registration or ownership of any Company Registered Intellectual Property.

(b) The Company or one of its Subsidiaries (i) is the exclusive owner of and possesses all right, title and interest in and to the Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (ii) has the right to use, sell, license and otherwise exploit, as the case may be, all other Intellectual Property as the same is currently used, sold, licensed and otherwise exploited by the Company or any of its Subsidiaries.

(c) To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries does not infringe, misappropriate, dilute, or otherwise violate (and, since April 25, 2021, has not infringed, misappropriated, diluted or otherwise violated) the Intellectual Property rights of any Person. Neither the Company nor any of its Subsidiaries has received any written claim, demand, or notice since April 25, 2021 alleging any such material infringement, misappropriation, dilution, or violation. To the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property. There is no Proceeding pending or threatened in writing challenging or seeking to deny or restrict the rights of the Company or Company Subsidiaries in the Company Intellectual Property or alleging that the use of the Company Intellectual Property in the operation of the business of the Company and the Company Subsidiaries infringes upon or misappropriates any Intellectual Property of any other Person.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and the Company’s Subsidiaries have not incorporated, used, or linked any open source software in or with or to the Company’s or the Company Subsidiaries’ proprietary software in a manner that requires that any of such proprietary software (other than such open source software) be licensed, disclosed or distributed in source code form; and (ii) the Company and the Company Subsidiaries have not delivered or made available, or agreed to deliver or make available, the source code for the Company’s and the Company Subsidiaries’ proprietary software to any Person, on a present or contingent basis, except to employees and contractors performing services on behalf of the Company pursuant to written Contracts containing an obligation to maintain the confidentiality of such source code and reasonably protecting the Company’s and the Company Subsidiaries’ rights to such source code.

(e) The Company and its Subsidiaries take commercially reasonable actions, consistent with industry standards, designed to protect and preserve the confidentiality of their trade secrets and other confidential information and the security and integrity of all IT Systems (including all Personal Data and confidential data transmitted thereby or stored therein) against unauthorized use, access, interruption, modification, infection by malicious code or corruption. Each current or former employee, consultant, independent contractor or other Person who has contributed to or participated in the development of any Company Owned Intellectual Property has executed a valid and enforceable written assignment agreement sufficient in all material respects to irrevocably transfer all rights, title and interest in that Intellectual Property to the Company or a Subsidiary of the Company.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the computer systems, servers, network equipment, software and other computer hardware owned or purported to be owned, leased or licensed by the Company and its Subsidiaries (“IT Systems”) are adequate and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its Subsidiaries have each (i) implemented commercially reasonable data security, data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Systems consistent with industry standards and practices; and (ii) undertaken surveys, audits, inventories, reviews, analyses and/or assessments (including any necessary risk assessments and risk analyses) of all areas of its business and operations as required by the Privacy Obligations.

(g) The Company and its Subsidiaries have, since April 25, 2021, implemented and maintained reasonable security measures consistent with industry practices designed to protect Personal Data, including data relating to the customers of their respective businesses (“Company Data”), under their possession or control from unauthorized disclosure or access. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since April 25, 2021, neither the Company nor any of its Subsidiaries has experienced any breaches, failures, outages or unauthorized uses of or accesses to the IT Systems or Personal Data or Company Data, including any “breach” as defined in 45 C.F.R. § 164.402 or “security incident” (as defined in 45 C.F.R. § 164.304) with respect to “protected health information” (as defined in 45 C.F.R. § 160.103) in the possession or under the control of the Company or any or its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company’s and its Subsidiaries’ Processing of any Personal Data is and, since April 25, 2021, has been in compliance with each Privacy Obligation; and (ii) the Company and its Subsidiaries have obtained written agreements from all subcontractors Processing Personal Data on their behalf that satisfy the requirements of the Privacy Obligations, and to the Knowledge of the Company, no such subcontractor is in breach of any such agreement. To the Knowledge of the Company, no Person (including any Governmental Entity) has, since April 25, 2021, threatened to bring any Proceeding involving a Governmental Entity pursuant to any written notice and, to the Knowledge of the Company, no Proceeding has been filed or commenced against the Company or any of its Subsidiaries alleging any failure to comply with any Information Privacy Laws or with respect to the Company’s or any of its Subsidiaries’ privacy, security or data protection practices, including any loss, damage or unauthorized access, use, disclosure, modification or other misuse of any Personal Data maintained by, or on behalf of, the Company or any of its Subsidiaries. The execution, delivery and performance of this Agreement or any other agreement referred to in this Agreement complies and will comply with all Privacy Obligations except where any such non-compliance, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.19 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all insurance policies maintained by the Company and its Subsidiaries are in full force and effect (and all premiums due on such policies have been paid in full) and provide insurance in such amounts and against such risks as the Company reasonably has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and, to the Knowledge of the Company, no written notice of cancellation or termination, other than in the ordinary course of business, has been received with respect to any such policy. As of the date of this Agreement, no such policy currently in force has experienced claims that have exhausted or materially reduced its policy limits.

3.20 Broker’s Fees. Except for the fees and expenses of Guggenheim Securities, LLC, financial advisor to the Company Board, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.21 Related Party Transactions. Neither the Company nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of the Company or (c) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K.

3.22 Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.8, no “fair price,” “business combination,” “control share acquisition” or similar anti-takeover statute or regulation (including the provisions of Sections 302A.671 and 302A.673 of the MBCA) is applicable to the Merger or the other Transactions.

3.23 Opinion of Financial Advisor. Guggenheim Securities, LLC, financial advisor to the Company Board, has delivered to the Company Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be received in the Merger by the holders of Shares (other than Dissenting Shares) is fair, from a financial point of view, to such holders.

3.24 Material Vendors and Material Customers.

(a) Section 3.24(a) of the Company Disclosure Schedule sets forth each of the top ten (10) largest vendors by purchases made by the Company or any of its Subsidiaries with respect to each of (i) the Company’s dental distribution business, and (ii) the Company’s animal health distribution business (each, a “Material Vendor”) for the fiscal year ended April 27, 2024, showing the aggregate amount paid to each such Material Vendor during each such period. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, during the past twelve (12) months prior to the date hereof, neither the Company nor any of its Subsidiaries has been, or is currently, engaged in any Proceeding with any Material Vendor. As of the date of this Agreement, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has received any written notice from any Material Vendor expressly stating any intention to terminate its provision of goods or services to the Company and its Subsidiaries.

(b) Section 3.24(b) of the Company Disclosure Schedule sets forth each of the top ten (10) largest customers by revenue generated from such customer (each, a “Material Customer”) for the fiscal year ended April 27, 2024, showing the aggregate amount paid by each such Material Customer during each such period. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, during the past twelve (12) months prior to the date hereof, neither the Company nor any of its Subsidiaries has been, or is currently, engaged in any Proceeding with any Material Customer. As of the date of this Agreement, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has received any written notice from any Material Customer expressly stating any intention to terminate purchases from the Company and its Subsidiaries.

3.25 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this ARTICLE 3, none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this ARTICLE 3.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Prior to the execution of this Agreement, Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Corporate Organization. Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.2 Authority, Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all necessary power and authority to enter into, execute and deliver this Agreement and any Ancillary Agreement to which it is a party, to perform and comply with each of its obligations under this Agreement and such Ancillary Agreement and, subject to compliance with Regulatory Laws, to consummate the Transactions and the other transactions contemplated thereby, in each case, applicable to such party, in accordance with the terms of this Agreement and the Ancillary Agreements to which it is a party. The adoption, execution and delivery by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party, the performance and compliance by Parent and Merger Sub with each of its obligations herein and therein, and the consummation by Parent and Merger Sub of the Transactions and the other transactions contemplated by such Ancillary Agreements applicable to it have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no shareholder votes are necessary to authorize this Agreement or the consummation by Parent and Merger Sub of the Transactions to which it is a party. Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and the Ancillary Agreements to which it is a party dated on or before the date hereof and, assuming the due authorization, execution and delivery by the Company, this Agreement and each Ancillary Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

4.3 No Conflicts.

(a) The execution and delivery of this Agreement by Parent and Merger Sub, does not and will not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate any provision of the articles of incorporation, by-laws or similar organizational documents of Parent or Merger Sub, (ii) assuming that all Consents described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”), or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (iii) require any consent, approval, authorization, filing or notification under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default)

under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or any Parent Subsidiary, including Merger Sub, pursuant to, any Contract or Permit to which Parent or any Parent Subsidiary is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub does not and will not, and the consummation by Parent and Merger Sub of the Transactions and compliance by Parent and Merger Sub with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act, the Securities Act, the rules and regulations of NASDAQ and any other applicable U.S. state or federal securities Laws, (ii) as required under any applicable Regulatory Laws, (iii) the filing and recordation of the Articles of Merger as required by the MBCA and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4 Litigation. As of the date of this Agreement, there is no Proceeding pending, or, to the Knowledge of Parent, threatened that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and neither Parent nor Merger Sub is subject to any outstanding Order that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or that challenges the validity or propriety of the Merger.

4.5 Financing.

(a) Delivery of Financing Commitments. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true and complete copy of the executed Equity Commitment Letter, Debt Commitment Letter and each Debt Fee Letter, which Debt Fee Letters have been redacted to remove only those items related to fees, interest rates, original issue discount, pricing caps, economic provisions, specific “market flex” provisions and other commercially sensitive terms, none of which would reasonably be expected to reduce the aggregate cash proceeds of the Equity Financing and the Debt Financing to an amount that is less than what is necessary to fund the Financing Amounts, add any conditions precedent (or expand any conditions precedent set forth in the Debt Commitment Letter or any Debt Fee Letter as in effect on the date hereof) to the funding of the Debt Financing or adversely affect the enforceability of the Debt Financing.

(b) Status of Financing Commitments. As of the date of this Agreement:

(i) each of the Debt Commitment Letter, the Debt Fee Letters and the Equity Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, each other party thereto, with respect to the subject matter therein to provide the financing contemplated thereby subject only to the satisfaction or waiver of the Financing Conditions, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and subject, as to enforceability, to general principles of equity;

(ii) neither the Debt Commitment Letter, the Debt Fee Letters nor the Equity Commitment Letter has been amended, supplemented or modified in any manner;

(iii) the commitments under the Debt Commitment Letter and Equity Commitment Letter have not been withdrawn, rescinded, replaced or terminated;

(iv) no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or, to the knowledge of Parent, any other party thereto under the Debt Commitment Letter, the Debt Fee Letters or the Equity Commitment Letter that would reasonably be expected to in either case result in the failure of the funding obligations thereunder;

(v) Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing and Equity Financing; and

(vi) neither Parent nor any of its affiliates has entered into any agreement, side letter or other arrangement relating to the Debt Financing or Equity Financing, (x) other than as set forth in the Debt Commitment Letter, any Debt Fee Letter or the Equity Commitment Letter or (y) that would reasonably be expected to reduce the aggregate cash proceeds of the Equity Financing and the Debt Financing to an amount that is less than what is necessary to fund the Financing Amounts, add any conditions precedent (or expand any conditions precedent set forth in the Debt Commitment Letter or any Debt Fee Letter as in effect on the date hereof) to the funding of the Debt Financing or adversely affect the enforceability of the Debt Financing.

(c) Adequate Proceeds. The aggregate cash proceeds of the Equity Financing and the Debt Financing (both before and after giving effect to the exercise of any or all applicable “market flex” provisions (if any)) will be sufficient to consummate the Transactions in accordance with the terms hereof, including the making of all payments to be made by or on behalf of Parent on the Closing Date in accordance with the terms hereof (such amounts, collectively, the “Financing Amounts”).

(d) Conditions to Commitments. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing and the Debt Financing, other than the applicable Financing Conditions. As of the date hereof and assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied or (ii) the Debt Financing or Equity Financing will not be made available to Parent on the Closing Date.

(e) Financing Not a Condition. Parent understands and acknowledges that its obligations under this Agreement are not in any way contingent upon or otherwise subject to or conditional upon Parent’s consummation of any financing arrangements, Parent’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent.

4.6 Guaranty. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the Guaranty dated as of the date hereof. The Guaranty is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity). No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Guaranty.

4.7 Proxy Statement. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Merger Sub with respect to such portions thereof that relate expressly to the Company or any of its Subsidiaries or to statements made therein based on information supplied by or on behalf of Company for inclusion or incorporation by reference therein).

4.8 Ownership of Company Capital Stock. None of Parent, Merger Sub, any Parent Subsidiary nor any of its and their “affiliates” or “associates” (as such terms are used in Section 302A.011, Subd. 49 of the MBCA) (a) is an “interested shareholder” under Section 302A.011, Subd. 49 of the MBCA and (b) except as a result of this Agreement and consummation of the Transactions, beneficially owns any Shares or other Equity Interests in the Company.

4.9 Solvency. Assuming (a) satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger and (b) the accuracy of the representations and warranties set forth in ARTICLE 3, immediately after giving effect to the consummation of the Transactions, the Surviving Corporation and its Subsidiaries, on a consolidated basis, will not (i) be insolvent (either because their financial condition is such that the sum of their respective liabilities is greater than the fair market value of their respective assets or because the fair saleable value of their respective assets is less than the amount required to pay their respective liabilities as they come due), (ii) have unreasonably small capital with which to engage in their respective businesses or fail to satisfy any capital adequacy requirements under Law or (iii) have incurred obligations beyond their respective abilities to pay them as they become due. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of any of Parent and its Subsidiaries.

4.10 Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized, validly issued, fully paid and nonassessable. All of the issued and outstanding Equity Interests of Merger Sub are, and at the Effective Time will be, wholly owned directly or indirectly by Parent. Merger Sub was formed solely for purposes of the Merger and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the Transactions, has not prior to the date hereof engaged in any business or other activities.

4.11 No Shareholder and Management Arrangements. As of the date hereof, except for this Agreement, or as expressly authorized by the Company Board, neither Parent or Merger Sub, nor any of their respective officers, directors or affiliates, is a party to any Contract, or has made or entered into any formal or informal arrangement or other understanding (including as to continuing employment), with any shareholder, director or officer of the Company relating to this Agreement, the Merger or any other Transactions, or the Surviving Corporation or any of its affiliates, businesses or operations from and after the Effective Time.

4.12 Brokers. Neither Parent nor any Parent Subsidiary nor any of their respective officers or directors on behalf of Parent or any such Parent Subsidiary has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions where such fee would be payable by the Company or any of its Subsidiaries.

4.13 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this ARTICLE 4, none of Parent or Merger Sub, any of their respective affiliates or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or their respective businesses or with respect to any other information provided, or made available, to the Company or its Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, none of Parent, Merger Sub or any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates or any other Person resulting from the Company’s or its Representatives’ or affiliates’ use of any information, documents, or other material made available to the Company or its Representatives or affiliates, in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this ARTICLE 4.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company Pending the Closing. Between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE 7, except as required by Law or Order or as set forth in Section 5.1 of the Company Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, or with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) conduct its business and operations, and the business and operations of each of the Company’s Subsidiaries, in all material respects in the ordinary course of business consistent with past practices and, to the extent consistent therewith, use reasonable best efforts to maintain and preserve intact the Company’s and its Subsidiaries’ business organization, assets and properties, and (ii) keep available the services of the current officers, employees and consultants of the Company and each of its Subsidiaries and to preserve the goodwill and current relationships of the Company and each of its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations. Without limiting the foregoing, as required by Law or Order or as set forth in Section 5.1 of the Company Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE 7, directly or indirectly, take any of the following actions without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed in the case of Sections 5.1(h), 5.1(k), 5.1(m) and 5.1(o) only):

(a) amend its articles of incorporation or by-laws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber any Minority Investments or any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any of its Subsidiaries, other than the issuance of Shares upon the exercise of Company Options or settlement of Company RSUs or Company PRSUs that were, in each case, outstanding as of the date hereof in accordance with their respective terms;

(c) sell, pledge, dispose of, transfer, lease, guarantee or encumber (other than Permitted Liens) any material property or assets of the Company or any of its Subsidiaries, except (i) pursuant to existing Contracts in the ordinary course of business consistent with past practice, (ii) the sale or purchase of goods or inventory in the ordinary course of business consistent with past practice, or (iii) the disposition of obsolete, surplus or worn out assets, inventory or equipment or assets that are no longer used in the ordinary course of the Company’s business;

(d) (i) sell, assign, pledge, transfer, license, abandon, or otherwise dispose of any Company Owned Intellectual Property, except in the ordinary course of business consistent with past practice or (ii) escrow, deliver, license, disclose, or otherwise make available any source code of any proprietary software of the Company or any of its Subsidiaries to any Person (other than to Parent and to employees or contractors in the ordinary course of business and subject to written confidentiality and non-disclosure obligations);

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests, except for dividends or other distributions paid by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests, except with respect to any wholly owned Subsidiary of the Company;

(g) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except with respect to any wholly owned Subsidiary of the Company;

(h) acquire (including by merger, consolidation, or acquisition of stock or assets) any Person or assets or the Equity Interests of any Person, other than (i) acquisitions by the Company from any wholly owned Subsidiary or among any wholly owned Subsidiaries of the Company or (ii) acquisitions of inventory, raw materials, supplies and other property in the ordinary course of business consistent with past practice;

(i) (i) incur any Indebtedness, (ii) issue any debt securities, (iii) assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), any Indebtedness of any Person (other than a wholly owned Subsidiary of the Company), (iv) redeem, repurchase, cancel or otherwise acquire any Indebtedness (directly, contingently or otherwise), except in each case (A) for borrowings under the Company’s existing credit facilities, the Company’s receivables securitization facility, the Company’s equipment financing facility and the Company’s customer financing program in the ordinary course of business consistent with past practice, (B) letters of credit for the benefit of Company vendors in the ordinary course of business consistent with past practice, and (C) capital leases in the ordinary course of business consistent with past practice, or (v) agree to any material amendment to or waiver of any Contract relating to any Indebtedness;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly owned Subsidiary of the Company);

(k) (i) terminate or cancel, or agree to any material amendment to or waiver under any Company Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Material Contract in each case other than in the ordinary course of business consistent with past practice (such ordinary course of business including renewals or extensions of any existing Company Material Contracts and amendments that accompany such renewals or extensions in the ordinary course of business consistent with past practice) or other extensions or renewals of material Contracts related to Company Leased Real Property (and, for the avoidance of doubt, the Company and its Subsidiaries, as applicable, will not fail to exercise any right of renewal with respect to any Lease, except in the ordinary course of business consistent with past practices) or (ii) enter into any Contract that obligates the Company or any of its Subsidiaries to pay more than $1,000,000 in the aggregate to any third party (other than in respect of purchases of products from suppliers that are to be sold to customers in the ordinary course of business);

(l) other than as set forth on Section 5.1(l) of the Company Disclosure Schedule, make any capital expenditure in excess of $1,000,000 (individually or in the aggregate);

(m) except to the extent required by this Agreement, applicable Law or the existing terms of any Company Benefit Plan or Contract: (i) increase or commit to increase the compensation payable or to become payable to the directors, officers or employees of the Company or any of its Subsidiaries, except, in the case of non-officer employees only, for annual merit based increases in base salary (and corresponding increases in annual target bonus opportunity) in the ordinary course of business consistent with past practice of no more than 3% in the aggregate for all employees; (ii) amend or terminate any Company Benefit Plan, or establish, adopt, or enter into any new such arrangement that if in effect on the date hereof would be a Company Benefit Plan (other than employment agreements that would not be required to be listed on Section 3.12(a) of the Company Disclosure Schedule if in effect on the date hereof), unless such amendment or new arrangement is not expected to result in any material cost to the Company; (iii) accelerate or commit to accelerate the vesting, payment, exercisability or funding of any compensation or benefits including under any Company Benefit Plan; (iv) grant or announce any cash, severance or equity or equity-based awards or other compensation or benefits; or (v) terminate (other than for cause) the employment of, or hire or promote, any employee, officer or consultant with a title of Vice President or above or with annual salary of $250,000 or more;

(n) implement, adopt or make any change in accounting policies, practices, principles, methods or procedures, other than as required by Law, GAAP, NASDAQ or by a Governmental Entity;

(o) compromise, settle or agree to settle any material Proceeding other than (i) the payment, or satisfaction, in the ordinary course of business of liabilities reflected or reserved against in the Company SEC Financial Statements, or (ii) those that involve only the payment by the Company or its Subsidiaries, after taking into account amounts paid or payable by insurance, of monetary damages not in excess of $500,000 individually, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(p) take or omit to take any action that would or would reasonably be expected to result in a Company Material Adverse Effect;

(q) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law;

(r) waive or release any noncompetition, non-solicitation, nondisclosure, noninterference non-disparagement or other restrictive covenant obligation of any current or former employee, officer or consultant; modify, extend, terminate or enter into any Labor Agreement or recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any Employees;

(s) enter into any new line of business;

(t) fail to maintain with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it as of the date hereof;

(u) make or change any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, settle any material Tax claim, audit or assessment, file any amended Tax Return, file any material Tax Return in a manner inconsistent with past practice, enter into any Tax Sharing Agreement or closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, incur any material Taxes outside the ordinary course of business, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment or purchase any Tax credits;

(v) permit any Permits to lapse (or otherwise fail to renew) or be cancelled (other than to the extent the applicable Permit becomes obsolete, redundant, or no longer required by or advisable under applicable Law); or

(w) authorize or enter into any Contract in relation to the foregoing or otherwise agree or make any commitment to do any of the foregoing.

5.2 Access to Information; Confidentiality.

(a) From the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE 7, the Company shall, and shall cause each of its Subsidiaries to: (i) provide to Parent and Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the business conducted by the Company or any of its Subsidiaries, upon prior notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and each of its Subsidiaries and to the books and records thereof and (ii) furnish during normal business hours upon prior notice such information concerning the business, properties, Contracts, assets and liabilities of the Company and each of its Subsidiaries as Parent or its Representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company believes that doing so would: (A) result in a waiver of attorney-client privilege or similar protection (provided that the Company shall give Parent notice of any information withheld, and use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege or similar protection), (B) result in the disclosure of any trade secrets of third parties, (C) breach, contravene or violate any applicable Law (including any Regulatory Law) or (D) result in the disclosure of materials provided to the Company Board or resolutions or minutes of the Company Board, in each case, that were provided to the Company Board in connection with its consideration of the Merger or the sale process leading to the Merger. Notwithstanding anything contained in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required to provide any access or furnish any information pursuant to this Section 5.2 to the extent such access or information is reasonably pertinent to a Proceeding where the Company or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties. The Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 5.2 as “Outside Counsel Only Material.” Such materials and information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside legal counsel to employees (including in-house legal counsel), officers, directors or other independent contractors (including accountants and expert witnesses) of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(b) Without limiting the generality of the foregoing or any other covenants or agreements contained herein, from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE 7, the Company shall furnish promptly to Parent (which may be by filing or furnishing publicly via EDGAR) a copy of each report, schedule and other documents filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by the Company from the SEC concerning compliance with securities Laws.

(c) The Confidentiality Agreement (the “Confidentiality Agreement”), dated July 2, 2024 by and between the Company and Patient Square Capital, L.P. shall apply with respect to information furnished under this Section 5.2 by the Company, its Subsidiaries and their Representatives. Prior to the Closing, each of Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact or otherwise communicate with the employees (other than members of the Company’s senior leadership team), customers, suppliers, distributors of the Company and its Subsidiaries regarding this Agreement or the Transactions without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

5.3 Go Shop; Non-Solicitation.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., Central time, on the date that is forty (40) days following the date hereof (the “No-Shop Period Start”), the Company and each of its Subsidiaries and affiliates and its and their respective Representatives shall have the right to: (i) solicit, initiate, propose, induce the making or submission of, encourage or facilitate in any way any offer, inquiry or proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, including by (A) providing, furnishing or making available to any such Person (and its Representatives) any information (including non-public information or data) relating to the Company, any of its Subsidiaries or their respective businesses, properties or assets and (B) affording access to any personnel of the Company and its Subsidiaries to any Person (and its Representatives), in the case of each of clause (A) and (B), for the purpose described in this clause (i) and only to those Persons that have entered into an Acceptable Confidentiality Agreement; provided that the Company shall provide any material non-public information concerning the Company or its Subsidiaries provided or made available to any Third Party to Parent or Merger Sub, to the extent not previously provided or made available to Parent or Merger Sub, as promptly as reasonably practicable after it is provided or made available to such Third Party (and in any event within 24 hours); and (ii) continue, enter into, engage in or otherwise participate in any discussions or negotiations with any Person (and their respective Representatives) regarding any Acquisition Proposals (or inquiries, offers or proposals or any other effort or attempt that constitute or could reasonably be expected to lead to an Acquisition Proposal), and cooperate with or assist or participate in, or facilitate, any inquiries, offers, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposal or other proposals that could reasonably be expected to lead to an Acquisition Proposal, including by granting a limited waiver, amendment or release under any pre-existing “standstill” or other similar provision solely to the extent necessary to allow for an Acquisition Proposal or amendment to an Acquisition Proposal to be made by such Person to the Company or the Company Board on a confidential basis.

(b) Subject to the other applicable provisions of this Section 5.3, commencing at 11:59 p.m. Central time on the No-Shop Period Start and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the Effective Time, the Company will, and will cause its Subsidiaries and its and their directors, officers and employees to, and will instruct its other Representatives to on its behalf, cease and cause to be terminated any and all discussions or negotiations with any Third Party relating to any Acquisition Proposal that are not expressly permitted by this Section 5.3, request the prompt return or destruction of all non-public information concerning the Company and its Subsidiaries theretofore furnished to any such Third Party or its Representatives and cease providing any further information with respect to the Company and its Subsidiaries or any Acquisition Proposal to any such Third Party or its Representatives and promptly terminate all access granted to any such Third Party or its Representatives to any physical or electronic data room maintained by the Company and its Representatives for purposes of the Transactions (except as allowed by Section 5.3(c)). Subject to the terms of this Section 5.3, from and after the No-Shop Period Start until the earlier to occur of the termination of this Agreement pursuant to ARTICLE 7 and the Effective Time, the Company will not, and will cause its Subsidiaries and its and their directors, officers and employees to not, and will instruct its other Representatives to not on its behalf, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish to any Third Party any non-public information relating to the Company and its Subsidiaries or afford to any Third Party access to the business, properties, assets, books, records or other non-

public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce, or that could reasonably be expected to result in, the making, submission or announcement of, or to knowingly encourage, facilitate or assist an Acquisition Proposal or any inquiries or the making of any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or (iii) participate or engage in discussions or negotiations with any Third Party with respect to an Acquisition Proposal (other than solely informing such Third Party of the existence of the provisions contained in this Section 5.3). Except as expressly permitted by this Section 5.3, from and after the date hereof until the receipt of the Company Shareholder Approval, or, if earlier, the termination of this Agreement in accordance with ARTICLE 7, neither the Company Board nor any committee thereof shall (A) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal or any proposal that could reasonably be expected to lead to an Acquisition Proposal, (B) withdraw, change, amend, modify or qualify or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (C) approve or cause the Company to enter into any merger agreement, letter of intent, memorandum of understanding or other similar agreement relating to any Acquisition Proposal, (D) fail to include the Company Board Recommendation in the Proxy Statement or (E) resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (A), (B), (D) or (E) of this sentence (to the extent related to the foregoing clauses (A) or (B) of this sentence), a “Change of Board Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), if at any time following the No-Shop Period Start and prior to the receipt of the Company Shareholder Approval (i) the Company has received a bona fide written Acquisition Proposal from a Third Party, (ii) the Company has not breached this Section 5.3 in any respect with respect to such Acquisition Proposal and (iii) the Company Board (or a duly authorized committee thereof) determines in good faith (after consultation with and advice from its financial advisor and outside counsel), based on information then available, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may, directly or indirectly through the Company’s Representatives: (A) subject to the entry into, and solely in accordance with, an Acceptable Confidentiality Agreement, furnish to such Third Party making such Acquisition Proposal (and its Representatives) any non-public information relating to the Company or any of its Subsidiaries, or afford to such Third Party making such Acquisition Proposal (and its Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries; provided, however, that any material non-public information concerning the Company or its Subsidiaries provided or made available to any Third Party shall, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as reasonably practicable after it is provided or made available to such Third Party (and in any event within 24 hours); and (B) participate or engage in discussions or negotiations with such Third Party making such Acquisition Proposal (and its Representatives) with respect to such Acquisition Proposal and otherwise facilitate such Acquisition Proposal or assist such Third Party making such Acquisition Proposal (and its Representatives,) with such Acquisition Proposal.

(d) From and after the date hereof, the Company shall promptly (and in any event within 24 hours) notify Parent in the event that the Company or any of its Representatives receives any inquiries, offers or proposals that constitute an Acquisition Proposal or that, could reasonably be expected to lead to, an Acquisition Proposal, including providing (i) the identity of the Third Party making such inquiry, offer, proposal or Acquisition Proposal and (ii) a copy of such Acquisition Proposal (or, where no such copy is available, a reasonable description of and a summary of the material terms of such inquiry, offer, proposal or Acquisition Proposal). Without limiting the foregoing, from and after the date hereof, the Company shall promptly (and in any event within 24 hours after such determination) advise Parent if the Company or any of its Representatives determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.3(c). The Company must keep Parent reasonably informed on a prompt basis of any material developments (including all amendments or proposed amendments, whether or not in writing, and unredacted copies of any written documentation reflecting such modification or proposed modification) regarding any Acquisition Proposal and any material discussions or negotiations thereof.

(e) Notwithstanding anything to the contrary contained in Section 5.3(b), if the Company has received a bona fide written Acquisition Proposal that the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with and advice from its financial advisors and outside counsel, constitutes a Superior Proposal, the Company Board may at any time prior to the receipt of the Company Shareholder Approval, (i) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (ii) terminate this Agreement pursuant to Section 7.1(f), in either case subject to the requirements of this Section 5.3(e). The Company shall not be entitled to effect a Change of Board Recommendation pursuant to this Section 5.3(e) or terminate this Agreement pursuant to Section 7.1(f) unless the Company shall have provided to Parent at least five (5) days’ prior written notice (the “Notice Period”) of the Company’s intention to take such action, which notice shall specify the material terms and conditions of such Acquisition Proposal, and shall have provided to Parent a copy of the available proposed transaction agreement and all other relevant documents related to or to be entered into in respect of such Acquisition Proposal, and:

(i) during the Notice Period, if requested by Parent, the Company shall have, and shall have caused its legal and financial advisors to have, engaged in good faith negotiations with Parent regarding any amendment to this Agreement proposed by Parent and intended to cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal; and

(ii) the Company Board shall have considered in good faith any adjustments and/or proposed amendments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered by Parent (the “Proposed Changed Terms”) no later than 11:59 a.m., Central time, on the last day of the Notice Period and shall have determined in good faith that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect.

In the event of any material revisions to such Superior Proposal offered in writing by the Third Party making such Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.3(e) with respect to such new written notice, except that the Notice Period shall be three (3) days with respect to any such revised Superior Proposal.

(f) Notwithstanding anything to the contrary contained in Section 5.3(b), the Company Board (or a duly authorized committee thereof) may at any time prior to the receipt of the Company Shareholder Approval effect a Change of Board Recommendation if the Company Board (or a duly authorized committee thereof) determines, in good faith, after consultation with outside counsel, that (i) an Intervening Event has occurred and is continuing and (ii) the failure to effect a Change of Board Recommendation in response to such Intervening Event would be reasonably likely to be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law; provided, however, that such Change of Board Recommendation shall not occur unless (A) the Company shall have given Parent at least five (5) days’ prior written notice advising Parent of the material information and facts relating to such Intervening Event and stating that the Company Board intends to make a Change of Board Recommendation in response to such Intervening Event, (B) during such five (5) day period, the Company has negotiated in good faith with Parent (to the extent Parent wishes to so negotiate) to make such adjustments to the terms and conditions of this Agreement as would obviate the need for the Company Board to effect a Change of Board Recommendation, and (C) at the end of such five day period, the Company Board (after consultation with the Company’s outside legal counsel and taking into account any adjustments offered by Parent to the terms and conditions of this Agreement) maintains its determination described in this clause (ii) that the failure of the Company Board to make such a Change of Board Recommendation in response to such Intervening Event would be reasonably likely to be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law; provided, further, that each time any material amendment or modification to the Intervening Event occurs, the Company shall notify Parent of such amendment or modification in writing and the time period set forth in the preceding clause (ii) shall be extended for three (3) days from the day of such notification.

(g) Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from (i) disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the shareholders of the Company if the Company Board (or any duly authorized committee thereof) reasonably determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties to the shareholders of the Company or violate applicable Law. The issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Board Recommendation.

(h) The Company agrees that any breach of this Section 5.3 by any of its Representatives will be deemed to be a breach of this Agreement by the Company.

5.4 SEC Filings; Other Actions.

(a) Promptly after the execution of this Agreement (and in any event, no later than thirty (30) Business Days after the date of this Agreement), the Company shall prepare and file the Proxy Statement with the SEC, which shall, subject to Section 5.3, include the Company Board Recommendation.

(b) If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Laws (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company shall promptly prepare and file such Other Required Company Filing with the SEC. The Company shall cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NASDAQ. The Company shall not file the Proxy Statement or any Other Required Company Filing with the SEC without providing Parent and Merger Sub, and their counsel, a reasonable opportunity to review and provide reasonable comments thereon, which comments shall be considered by the Company in good faith, and shall not be unreasonably rejected. On the date of filing, the date of mailing to the shareholders of the Company (if applicable) and at the time of the Company Meeting, neither the Proxy Statement nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, (i) no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their affiliates in writing specifically for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing and (ii) any document filed or proposed to be filed with the SEC by the Company (A) in connection with an Acquisition Proposal, a Superior Proposal, a Change of Board Recommendation or an Intervening Event or any action taken pursuant thereto, in each case, that does not violate Section 5.3, or (B) in connection with any dispute between the parties regarding this Agreement or the Transactions, shall not be deemed to constitute an Other Required Company Filing or be subject to this Section 5.4(b) or Section 5.4(d).

(c) If Parent, Merger Sub or any of their respective affiliates is required to file any document with the SEC in connection with the Merger or Company Meeting pursuant to applicable Laws (an “Other Required Parent Filing”), then Parent and Merger Sub shall, and shall cause their respective affiliates to, promptly prepare and file such Other Required Parent Filing with the SEC. Parent and Merger Sub shall, and shall cause their respective affiliates to cause, any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. None of Parent, Merger Sub or any of their respective affiliates shall file any Other Required Parent Filing (or any amendment thereto) with the SEC without providing the Company and its counsel, to the extent reasonably practicable, a reasonable opportunity to review and comment thereon, which comments will be considered by Parent, Merger Sub or their respective affiliates in good faith. The comments provided by the Company and its counsel on such Other Required Parent Filing shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. On the date of filing, the date of mailing to the shareholders of the Company (if applicable) and at the time of the Company Meeting, no Other Required Parent Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, (i) no covenant is made by Parent or Merger Sub with respect to any information supplied by the Company or its affiliates for inclusion or incorporation by reference in any Other Required Parent Filing and (ii) any document filed or proposed to be filed with the SEC by Parent or Merger Sub (A) in connection with an Acquisition Proposal, a Superior Proposal, a Change of Board Recommendation or an Intervening Event or any action taken pursuant thereto, or (B) in connection with any dispute between the parties regarding this Agreement or the Transactions, shall not be deemed to constitute an Other Required Parent Filing or be subject to this Section 5.4(c) or Section 5.4(d).

(d) The Company and its affiliates, on the one hand, and Parent, Merger Sub and their respective affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, without providing the other, to the extent practicable, a reasonable opportunity to review and comment on such written communication, which comments will be considered and reflected by the filing party in good faith. The Company, on the one hand, and Parent and Merger Sub, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (A) any amendment or revisions to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, (B) any receipt of comments from the SEC or its staff on the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, or (C) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(e) Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its affiliates, if applicable, as the other party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing or any Other Required Parent Filing. If at any time prior to the Company Meeting any information relating to the Company, Parent, Merger Sub or any of their respective affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the shareholders of the Company.

(f) Subject to applicable Law, the Company shall cause the Proxy Statement to be disseminated to the shareholders of the Company as promptly as reasonably practicable following the SEC Clearance Date.

(g) Subject to the other provisions of this Agreement and provided that there has not been a Change of Board Recommendation in accordance with Section 5.3, the Company shall (i) take all action necessary in accordance with the MBCA, the Company Charter, and the Company By-Laws to duly call, give notice of, convene and hold a meeting of its shareholders promptly following the mailing of the Proxy Statement for the purpose of obtaining the Company Shareholder Approval (the “Company Meeting”), and (ii) shall include the Company Board Recommendation in the Proxy Statement and use commercially reasonable efforts, which efforts shall include hiring a reputable proxy solicitor firm, to solicit from its shareholders proxies in favor of the adoption of this Agreement (including by postponing or adjourning the Company Meeting to allow additional solicitation of proxies in order to obtain the Company Shareholder Approval if necessary). The Company shall cooperate with and keep Parent reasonably informed on a reasonably current basis regarding its solicitation efforts. The Company may only postpone or adjourn the Company Meeting from time to time (i) with the consent of Parent (not to be unreasonably withheld, conditioned or delayed), (ii) if a quorum has not been established, (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith is necessary or advisable and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Meeting, (iv) to allow reasonable additional time to solicit additional proxies if necessary in order to obtain the Company Shareholder Approval, (v) if required by Law, or (vi) if there has been a Change of Board Recommendation in accordance with Section 5.3.

5.5 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are reasonably necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Merger and the other Transactions as promptly as practicable, and in any event, by or before the Outside Date, including using reasonable best efforts to: (i) obtain all necessary consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including under any Contract to which the Company or Parent or any of their respective Subsidiaries is party or by which such Person or any of their respective properties or assets may be bound, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, Permits, orders and authorizations from Governmental Entities (including those in connection with applicable Regulatory Laws, Health Care Laws and any Permits), make all necessary or advisable registrations, declarations, communications, and filings with and take all steps as may be reasonably necessary to obtain an approval or waiver from, or to avoid any Proceeding by, any Governmental Entity (including in connection with applicable Regulatory Laws, Health Care Laws and any Permits), and (iii) execute and deliver any additional instruments necessary to consummate the Transactions and to carry out fully the purposes of this Agreement. Each of the parties shall furnish, or cause to be furnished, to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law, the Company and Parent shall have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, and consider in good faith the views of the other with respect to, all of the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Entity in connection with the Merger and the Transactions. Notwithstanding the foregoing, no party shall be obligated to provide to any other party any portion of any filing under the HSR Act that is not customarily furnished to other parties in connection with such filings. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other written substantive communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or Third Party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any substantive filing, investigation or other inquiry in connection with any of the Transactions. In furtherance and not in limitation of the foregoing, each of the Company and Parent shall, and shall cause their respective affiliates to, make or cause to be made all filings required under applicable Regulatory Laws with respect to any of the Transactions as promptly as practicable and, in any event, file all required HSR Act notifications within fifteen (15) Business Days after the date of this Agreement. Parent will pay, or cause its affiliates to pay, all filing fees required under any Regulatory Laws for any of the Transactions.

(b) Without limiting this Section 5.5, Parent agrees to use its reasonable best efforts to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings reasonably necessary to resolve, avoid or eliminate each and every impediment under any applicable Regulatory Law that may be asserted by any Governmental Entity with respect to any of the Transactions so as to enable the Closing to occur as promptly as practicable (and in any event, no later than the Outside Date), including (i) proposing, negotiating, committing or agreeing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, licensing or disposition of any assets, properties or businesses of the Company or any of its Subsidiaries, (ii) accepting any operational restrictions or otherwise taking or committing to take actions that limit Parent’s or any Parent Subsidiary’s freedom of action with respect to, or its ability to retain, any of the assets, properties, licenses, rights, product lines, operations or businesses of the Company or any of its Subsidiaries as may be required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other Order in any suit or Proceeding, which would otherwise have the effect of preventing or materially delaying the Closing, as applicable, and (iii) resisting, contesting, defending and appealing, including through litigation, any Proceeding (including any administrative or judicial Proceeding) or any other claim asserted by any Person in order to avoid entry of, or to have vacated, reversed or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing from occurring by the Outside Date. Notwithstanding the foregoing or any other provision of this Agreement, none of Parent, the Company or any of their respective Subsidiaries shall be required to agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets, properties or businesses of the Company or any of its Subsidiaries that, in each case, is not conditioned on the consummation of the Transactions.

(c) Parent shall control and direct the overall process and strategy for effecting filings and obtaining approvals under the HSR Act and applicable Regulatory Laws (including but not limited to determining whether to pull and refile the notification and report form required under the HSR Act and any other filing under applicable Regulatory Laws, and determining whether to enter into a timing agreement with any Governmental Entity) and take the lead in all communications with Governmental Entities in connection with the same; provided, that, to the extent reasonably practicable, Parent shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategic direction in connection with such filings and approvals.

(d) Neither Parent nor Merger Sub shall directly or indirectly acquire or agree or agree in principle to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets or equity, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Entity necessary to consummate any of the Transactions or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity seeking an Order prohibiting the consummation of any of the Transactions, (C) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (D) materially delay or prevent the consummation of any of the Transactions.

(e) Except as otherwise set forth in this Agreement, including Section 5.1, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control, supervise or direct the operations of the Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control, supervision and direction over its and its Subsidiaries’ business operations.

5.6 Certain Notices. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE 7, unless prohibited by applicable Law, each party shall give prompt notice to the other parties if any of the following occur: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity or NASDAQ (or any other securities market) in connection with the Transactions; or (c) such party becoming aware of the occurrence of an event that would reasonably be expected to result in any of the conditions to the Merger set forth in ARTICLE 6 not being satisfied. Any such notice pursuant to this Section 5.6 shall not affect any representation, warranty, covenant or agreement contained in this Agreement and any failure to make such notice (in and of itself) shall not be taken into account in determining whether the conditions set forth in ARTICLE 6 have been satisfied or give rise to any right of termination set forth in ARTICLE 7.

5.7 Public Announcements. Parent and the Company have agreed upon the initial joint press release with respect to the execution of this Agreement, and will issue such press release promptly following the execution of this Agreement. So long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, and any of their respective affiliates, shall not issue any press release or make any public statement with respect to the Transactions or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 5.7 shall not apply to any public release or public announcement (a) made or proposed to be made by the Company in connection with an Acquisition Proposal, a Superior Proposal, a Change of Board Recommendation or an Intervening Event or any action taken pursuant thereto, in each case, that does not violate Section 5.3, or (b) in connection with any dispute between the parties regarding this Agreement or the Transactions. The Company shall file one or more current reports on Form 8-K with the SEC attaching the announcement press release and a copy of this Agreement as exhibits. Notwithstanding the foregoing, (i) each of the Company and Parent may make announcements to their respective employees, financing sources, affiliates, suppliers and customers that are not inconsistent in any material respect with the party’s public disclosures regarding this Agreement and Transactions, including the Merger, (ii) the disclosure of this Agreement, the Transactions, including the Merger by each of Parent, Patient Square Capital, L.P. and their respective affiliates to their investors, prospective investors, owners or advisors, shall not be considered a public disclosure in violation of this Section 5.7, (iii) Parent, Patient Square Capital, L.P. and their respective affiliates may provide general information about the subject matter of this Agreement and the Company in connection with Patient Square Capital, L.P.’s or its affiliates’ fundraising, marketing, informational or reporting activities, and (iv) Parent, Patient Square Capital, L.P. and their respective affiliates may make customary communications to prospective lenders and investors in connection with the arrangement of the Debt Financing and Equity Financing without prior consultation with, or consent from, the Company.

5.8 Employee Benefit Matters.

(a) During the period commencing at the Closing Date and ending on the date that is twelve months following the Closing Date, Parent shall cause the Surviving Corporation to provide to each employee of the Company and its Subsidiaries immediately prior to the Effective Time who continues employment with the Surviving Corporation immediately following the Effective Time (each a “Continuing Employee”), during any period of employment with the Surviving Corporation during such twelve (12) month period, (i) a base salary or base wage rate and a target annual cash bonus opportunity that, in each case, is not less than the base compensation and target annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time and (ii) other compensation and benefits (excluding long-term incentive, equity or equity-based award compensation, defined benefit pension plans, retiree medical or welfare plans or arrangements, nonqualified deferred compensation, retention, transaction and change-in-control compensation or benefits) that are substantially comparable in aggregate economic value to other compensation and benefits provided to the Continuing Employees immediately prior to the Effective Time under the Company Benefit Plans set forth on Section 3.12(a) of the Company Disclosure Schedule. In addition, Parent shall cause the Surviving Corporation to continue in effect the awards made under the Company’s Management Incentive Compensation Plan, as well as all existing commission plans or arrangements, through the end of fiscal 2025 (plus any period that is necessary thereafter to calculate and pay amounts owed thereunder) without change.

(b) With respect to the 401(k), health and welfare benefit plans maintained by the Surviving Corporation (including any vacation, paid time-off and severance plans), for purposes of determining eligibility to participate, vesting, paid time off and severance and determining the level of benefit accruals, each Continuing Employee’s service with (or otherwise recognized by) the Company or any of its Subsidiaries, as reflected in the Company’s records under the analogous Company Benefit Plans set forth on Section 3.12(a) of the Company Disclosure Schedule, shall be treated as service with Parent or any of the applicable Parent Subsidiaries, including the Surviving Corporation; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation and the foregoing service credit shall not apply with respect to any defined benefit plan or retiree medical plan.

(c) Parent shall cause the Surviving Corporation to use commercially reasonable efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively at work requirements and waiting periods under any group health benefit plan maintained by Parent or the applicable Parent Subsidiaries in which Continuing Employees (and their eligible dependents, including domestic partners) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the corresponding Company Benefit Plan that was a group health plan immediately prior to the Effective Time. Parent shall cause the Surviving Corporation to use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-insurance, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents, including domestic partners) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-insurance limitations under the relevant group health benefit plans in which such Continuing Employee (and dependents, including domestic partners) will be eligible to participate from and after the Effective Time.

(d) Prior to the Closing, the Company shall fully and timely satisfy all notice, information, consultation, bargaining or consent obligations owed to any labor union, works council, labor organization or employee representative, representing any Employee, or any applicable labor tribunal, in connection with the transactions contemplated by this Agreement.

(e) Without limiting the generality of Section 8.9, the provisions of this Section 5.8 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.8 shall create such rights in any such individuals. Nothing contained in this Agreement shall: (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or their respective affiliates to terminate the employment of any Continuing Employee at any time and for any reason (as allowed by and pursuant to applicable Law, including without limitation the Worker Adjustment and Retraining Act of 1988, as amended); (ii) limit the ability of Parent, the Surviving Corporation or any of their respective affiliates to amend, modify, continue, or terminate any Company Benefit Plan or any other benefit or compensation plans, programs, agreements, arrangements or Contracts or prevent the amendment, modification or termination thereof following the Closing; or (iii) create, modify, amend, or terminate any Company Benefit Plans or any other benefit or compensation plans, programs, agreement, arrangement or Contracts.

5.9 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law and (ii) the Company Charter, the Company By-Laws or similar organizational documents in effect as of the date of this Agreement and made available to Parent, each present and former director and officer of the Company and its Subsidiaries and each of their respective employees who serves as a fiduciary of a Company Benefit Plan (in each case, when acting in such capacity) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b) Parent agrees that all rights to exculpation, indemnification and advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions) existing as of the Effective Time in favor of the current or former directors or officers of the Company or any of its Subsidiaries serving in such capacity at or prior to the Effective Time and each of their respective employees who serves as a fiduciary of a Company Benefit Plan as provided in its articles of incorporation, by-laws or other organizational documents, shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the applicable party’s articles of incorporation and by-laws or similar organizational documents of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect as of the date of this Agreement, in each case that have been made available to Parent, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding; provided, however, that the advancement and payment of such expenses incurred by an indemnified party in advance of the final disposition of a Proceeding shall be made, unless otherwise agreed by the Surviving Corporation, only upon delivery to the Surviving Corporation of an undertaking by or on behalf of such indemnified party to repay all amounts so paid in advance if it shall ultimately be determined as set forth in a final, non-appealable judgment of a court of competent jurisdiction that such indemnified party is not entitled to be indemnified pursuant to this Section 5.9. Any indemnified party wishing to claim indemnification or advancement of expenses under this Section 5.9(b), upon learning of any such Proceeding, shall promptly notify the Surviving Corporation in writing (but the failure to so notify shall not relieve a party from any obligations that it may have under this Section 5.9(b), except to the extent such failure prejudices such party’s position with respect to such claims) and shall reasonably cooperate (subject to, for the avoidance of doubt, his or her indemnification and expense advancement rights in this Section 5.9(b)) with the Surviving Corporation and its affiliates in connection with any such Proceedings.

(c) For six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall be jointly and severally responsible for maintaining for the benefit of the directors and officers of the Company, as of the date of this Agreement and as of the Closing Date, an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policy of the Company, or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by Parent or the Surviving Corporation on or prior to the Effective Time, which policies provide directors and officers with coverage for an aggregate period of six (6) years with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such directors and officers in coverage and amount no greater than the policies currently in place so long as the total premiums paid would not exceed 300% of the last annual premium paid for the Company’s directors and officers liability insurance policies in effect as of the date hereof, it being understood that if the total premium payable for such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost equal to such amount.

(d) In the event that, during the six (6) year period after the Effective Time, either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, Parent shall, and shall cause the Surviving Corporation to, use reasonable best efforts to cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.9.

(e) The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter, the Company By-Laws or similar organizational documents of the Company or its Subsidiaries in effect as of the date of this Agreement. The obligations of Parent under this Section 5.9 shall not, during the six (6) year period after the Effective Time, be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies, except as required by Law, and then only to the minimum extent required by Law, and unless the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or employees, it being understood and agreed that the indemnification or advancement of expenses provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

5.10 Financing.

(a) Parent shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to consummate the Equity Financing on the Closing Date, and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange the Debt Financing in an amount necessary, together with the Equity Financing, to fund the Financing Amounts and to consummate the Debt Financing on the Closing Date, including the following:

(i) maintaining in full force and effect the Debt Commitment Letter and not permitting any amendment or modification to be made to, not consenting to any waiver of any provision or remedy under, and not replacing, the Debt Commitment Letter (other than as contemplated by the Debt Commitment Letter or any Debt Fee Letter as in effect on the date hereof), in any case if such amendment, modification, waiver or replacement: (A) reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount in connection with the Debt Financing) (unless an equal amount from alternative financing sources is then made available) to an amount, together with the Equity Financing, less than what is necessary to fund the Financing Amounts or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the funding of any of the Debt Financing in a manner that would reasonably be expected to (1) delay or prevent the Closing, (2) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) materially less likely to occur or (3) materially and adversely impact the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements with respect thereto when required pursuant to this Agreement (provided that (x) so long as not otherwise prohibited by the other provisions of this Section 5.10, for the avoidance of doubt, Parent may amend the Debt Commitment Letter and/or any Debt Fee Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter or the Debt Fee Letters as of the date hereof; and (y) Parent shall reasonably promptly furnish to the Company copies of any executed versions of any agreements or other documentation with respect to such amendment, modification, waiver or replacement);

(ii) causing the Equity Financing to be consummated upon satisfaction of the conditions contained in the Equity Commitment Letter;

(iii) satisfying on a timely basis (or, if available, obtain waivers of) the Financing Conditions;

(iv) negotiating, executing and delivering Debt Financing Documents that reflect and are consistent with the terms contained in the Debt Commitment Letter and the Debt Fee Letters (including “market flex” provisions (if any)) or on such other terms acceptable to the Financing Sources;

(v) in the event that the conditions set forth in Sections 6.1 and 6.3 have been satisfied, upon funding of the Debt Financing would be satisfied, causing the full amount of the Financing to be funded at or prior to the Closing; and

(vi) enforcing its rights under the Commitment Letters in the event of a Financing Failure Event.

(b) Parent shall not amend, modify, waive or replace, or agree to amend, modify, waive or replace (in any case whether by action or inaction) any term of the Equity Commitment Letter without the prior written consent of the Company.

(c) Upon request of the Company, Parent shall keep the Company informed in reasonable detail of the status of its efforts to arrange the Financing and any material developments with respect to the Financing. As soon as reasonably practicable, Parent shall provide any information reasonably requested by the Company relating to any Financing Failure Event.

(d) Neither Parent nor any of its affiliates shall take any action that would reasonably be expected to materially delay or prevent the consummation of the Debt Financing or Equity Financing.

(e) If any Financing Failure Event occurs, Parent shall promptly notify the Company thereof and use its reasonable best efforts to obtain, as promptly as practicable and in any event prior to the Outside Date, in consultation with the Company, on terms as favorable to Parent as the terms in the Debt Commitment Letter and the Debt Fee Letters (including “market flex” provisions (if any)) or as are reasonably available for financings of the type contemplated by the Debt Commitment Letter and the Debt Fee Letters in the debt markets at such time, alternative debt financing (“Debt Replacement Financing”) in an amount that when added with the Equity Financing would be sufficient to pay the Financing Amounts; provided that, notwithstanding anything herein to the contrary but subject to the penultimate sentence of this Section 5.10, in no event shall reasonable best efforts be construed to require that Parent (A) pay any fees or original issue discount in excess of those contemplated by the Debt Commitment Letter and the Debt Fee Letters (including “market flex” provisions (if any)) as in effect of the date hereof or (B) agree to pricing or other economic terms that are less favorable (taken as a whole) than those contemplated by the Debt Commitment Letter and the Debt Fee Letters (including “market flex” provisions (if any)) as in effect of the date hereof. Parent shall deliver to the Company true, correct and complete copies of all contracts or other arrangements pursuant to which any alternative source shall have committed to provide any portion of the Debt Replacement Financing (provided that any fee letters in connection therewith may be redacted in a manner consistent with the Debt Fee Letters provided as of the date hereof). Notwithstanding anything else herein to the contrary, in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Buyer or any Affiliate or any other financing or other transactions be a condition to any of Buyer’s obligations hereunder. Any Debt Replacement financing shall be subject to the same obligations as set forth in this Section 5.10 with respect to the Debt Financing.

5.11 Debt Financing Cooperation.

(a) The Company shall use, and shall cause each of its Subsidiaries to use, reasonable best efforts to provide such cooperation in connection with the arrangement of the Debt Financing as is customary for similar debt financings and is reasonably requested by Parent; provided, that (i) the Company shall in no event be required to provide any such assistance that could reasonably be expected to unreasonably or materially interfere with its business operations, (ii) neither the Parent nor any of its Financing Sources shall have the right to perform any investigative procedures that involve physical disturbance or damage to any property or other assets of the Company or its Subsidiaries, and (iii) nothing herein shall require the Company or any of its Subsidiaries to furnish any information (A) not customarily required for completion of debt financings similar to the Debt Financing or (B) with respect to a fiscal quarterly period that has not yet ended or has ended less than

40 days prior to the Closing Date. Such assistance shall include the following, each of which shall be at Parent’s sole cost and expense:

(i) participating (including by causing the senior management team of the Company to participate) in the customary marketing activities undertaken in connection with the preparation of materials and marketing of the Debt Financing, including (A) preparing customary marketing materials (including bank information memoranda and lender presentations (including a version of such marketing materials that does not contain any material non-public information with respect to the Company and its Subsidiaries), offering memoranda, investor presentations and other similar documents) and attending due diligence sessions related thereto (including using reasonable best efforts to cause its independent auditor to attend) and (B) participating in a reasonable number of meetings, presentations, roadshows, drafting sessions and other sessions with prospective lenders and investors (each of which may be conducted by conference call);

(ii) participating (including by causing the senior management team of the Company to participate) in, and assisting with, the preparation of rating agency presentations and meetings with rating agencies and other customary marketing documents required in connection with the Debt Financing (including customary authorization letters), if necessary;

(iii) delivering to Parent as promptly as reasonably practicable (x) the Financing Information (including any updates as may be necessary for such Financing Information to remain Compliant), and (y) from time to time, other pertinent and customary information regarding the Company and its Subsidiaries reasonably requested by the Financing Sources and reasonably available to the Company;

(iv) assisting with Parent’s preparation of pro forma financial statements customarily included in an offering memorandum used in a “Rule-144A-for-life” offering of non-convertible high-yield debt securities;

(v) facilitating (x) the negotiation, execution and delivery of the Debt Financing Documents as may be reasonably requested by Parent and (y) the granting and perfection of security interests and the pledging of collateral; provided that such Debt Financing Documents and security interests shall be effective no earlier than as of the Effective Time;

(vi) providing customary representations to its independent auditor in connection with the Debt Financing and using reasonable best efforts to cause its independent auditor to cooperate with the Debt Financing as reasonably requested by Parent as necessary or customary for financing similar to the Debt Financing, including by agreeing to the use of their audit reports in any materials relating to the Debt Financing, attending accounting due diligence sessions, providing customary comfort letters (including customary “negative assurance” and changed period comfort) with respect to the Company and otherwise providing reasonable and customary assistance and cooperation in connection with the Debt Financing;

(vii) cooperating reasonably with the Financing Sources’ due diligence, to the extent reasonable and customary;

(viii) reasonably facilitating the taking of all corporate actions, subject to and only effective upon the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to Parent (or its Subsidiaries) immediately after; provided, that no such action shall be required of the Company Board and/or any committee thereof, in any case, which is effective prior to the Effective Time;

(ix) providing any information about the Company required by any of the Financing Sources to comply with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the requirements of 31 C.F.R. §1010.230 at least four (4) Business Days prior to the Closing, to the extent requested by Parent within nine (9) Business Days prior to the Closing; and

(x) assisting Parent with its efforts to obtain any asset-based revolving credit facility, including by assisting Parent in its efforts to obtain third-party appraisals and field examinations, assisting Parent in its preliminary calculation of any applicable borrowing base under such asset-based revolving credit facility prior to the Closing based on the books and records of the Company reasonably available to the management of the Company, and assisting Parent with preparations for the opening of accounts and establishment of systems that the lenders under the asset-based revolving credit facility may reasonably require to be established from and after the Closing;

provided, however, that (1) other than customary authorization letters (if any), no obligation of the Company or any of its Subsidiaries under any such certificate, document or instrument shall be effective until the Closing; (2) other than customary authorization letters (if any), none of the Company or any of its Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Closing), that does not terminate without liability to the Company upon the termination of this Agreement or that would be effective prior to the Effective Time; and (3) the foregoing provisions shall not require cooperation to the extent it would (I) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, (II) cause any condition to Closing to not be satisfied or otherwise cause any breach of this Agreement (including any representations or warranties thereunder), (III) cause the Company or any of its Subsidiaries to pay or otherwise become liable in respect of any commitment or other similar fee payable in connection with the Financing prior to the Effective Time, (IV) result in the material contravention of, or that could reasonably be expected to result in a material violation or breach of, or a default under, any Laws, under any material Contract or under any confidentiality arrangement to which the Company or any of its Subsidiaries is a party in effect on the date hereof, (V) require the Company to provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries or would otherwise be restricted from disclosure in accordance with the proviso in Section 5.2(a), (VI) require the Company to deliver or cause the delivery of any legal opinions in connection with the Debt Financing, (VII) require the Company to conduct any intrusive, destructive or invasive physical testing (including, without limitation, any Phase II environmental testing) of any Company Real Property without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), (VIII) require the Company or any of its Subsidiaries to change any fiscal period, (IX) require the Company to amend any terms of this Agreement, (X) require the Company or any of its Subsidiaries to take any action that would subject any director, manager, partner, officer or employee of the Company or any of its Subsidiaries to any actual or potential personal liability, (XI) require any director, shareholder, manager, member or partner of the Company or any of its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Debt Financing that would be effective prior to the Effective Time or (XII) require the Company or any of its Subsidiaries to make any representations, warranties or certifications as to which, after the Company’s use of reasonable best efforts to cause such representation, warranty or certification to be true, the Company has determined that such representation, warranty or certification is not true. Notwithstanding anything to the contrary elsewhere in this Agreement, neither the Company nor any Subsidiary thereof shall be required to (x) pay any commitment or other similar fee, (y) make any other payment or incur any other expense or liability, in each case prior to the Effective Time, that is not subject to reimbursement or indemnification pursuant to Section 5.11(c) or (z) provide or agree to provide any indemnity, in each case, in connection with the Debt Financing that is effective prior to the Effective Time.

(b) The Company shall have the right to review and comment on marketing materials used in connection with the arrangement of the Debt Financing prior to the dissemination of such materials to potential lenders, investors or other counterparties; provided, that (x) the Company shall promptly communicate in writing its comments, if any, to Parent and its counsel and (y) Parent and its counsel shall give due regard and consideration to any such comments of the Company.

(c) Parent shall indemnify and hold harmless the Company and its Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all liabilities, costs or expenses suffered or incurred in connection with the Debt Financing or any assistance or activities provided pursuant to Section 5.11(a), in each case except to the extent such losses are suffered or incurred (x) as a result of any such person’s bad faith, gross negligence or willful misconduct, as applicable or (y) as a result of any material errors, omission, misstatements or inaccuracies in any written information (including, without limitation, any of the Company SEC Financial Statements or any other historical financial information). Parent shall reimburse the Company for all reasonable and documented out-of-pocket third-party costs and expenses incurred by the Company in connection with cooperation under Section 5.11(a) promptly upon the termination of this Agreement pursuant to Section 7.1.

(d) All non-public or otherwise confidential information regarding the Company and its Subsidiaries obtained by Parent or its representatives shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to potential investors and lenders and their respective general or limited partners, shareholders, managers, members, directors, officers, employees, agents and representatives, as necessary and consistent with customary practices in connection with the Debt Financing, in each case subject to customary confidentiality undertakings with respect to such information.

(e) The Company and its Subsidiaries consents to the use of their logos by Parent, the Financing Sources and their representatives in connection with the Debt Financing in a manner customary for such financing transactions; provided, that such logos are used solely in a manner that is not intended to or reasonably expected to harm or disparage the Company and its Subsidiaries or the reputation or goodwill of the Company and its Subsidiaries.

5.12 Company Notes. Prior to or contemporaneously with the Closing, if requested by Parent in writing at least ten (10) Business Days prior to the Closing Date, the Company shall use its reasonable best efforts to cooperate with Parent to take such actions as are necessary to effect the prepayment of the Company’s 3.48% Senior Notes due 2025 (the “Company 2025 Notes”) issued under the Company 2025 Note Purchase Agreement and the Company’s 3.79% Senior Notes due 2028 (the “Company 2028 Notes” and, together with the Company 2025 Notes, the “Company Notes”) issued under the Company 2028 Note Purchase Agreement, including, but not limited to, (i) issuing notices of change of control, control event or optional prepayment with respect to the Company Notes pursuant to the requisite provisions of the Company Note Purchase Agreements; (ii) delivering officer’s certificates pursuant to the requisite provisions of the Company Note Purchase Agreements; and (iii) preparing, executing and delivering all other documentation reasonably necessary to provide for the prepayment of the Company Notes, including in connection with any offer to purchase, tender offer or exchange offer with respect to the Company Notes; provided, however, that any all notices and documentation described in this Section 5.12 shall be contingent upon the Closing.

5.13 Parent Agreements Concerning Merger Sub. During the period from the date of this Agreement and the earlier of the Effective Time or the valid termination of this Agreement in accordance with ARTICLE 7, Merger Sub shall not engage in any activity of any nature except for activities contemplated by, related to or in furtherance of the Transactions (including enforcement of its rights under this Agreement) or as provided in or contemplated by this Agreement, and, subject to the foregoing, neither Parent nor Merger Sub shall take or agree to take any action that would prevent or materially delay the consummation of the Transactions. Parent shall use reasonable best efforts to cause the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance in all material respects by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to use reasonable best efforts to take all actions reasonably necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

5.14 Takeover Statutes. If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Shares (including any “control share acquisition,” “fair price,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent or Merger Sub, the Merger or any other transaction contemplated by this Agreement, then the Company and the Company Board shall take all action reasonably available to it to render such Law inapplicable to the foregoing.

5.15 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary or required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Prior to taking the actions required by this Section 5.15, the Company will provide Parent copies of resolutions or other documentation with respect to such actions and the Company shall give consideration to all reasonable additions, deletions or changes thereto suggested by Parent.

5.16 Shareholder Litigation. The Company shall (a) give Parent reasonable opportunity to participate in the defense or settlement of any shareholder litigation or claims against the Company and/or its directors and officers relating to the Transactions, including the Merger (“Shareholder Litigation”), (b) consult in good faith with Parent with respect to the defense, settlement and prosecution of any Shareholder Litigation, (c) direct its counsel to consider in good faith Parent’s comments or suggestions relating to proposed strategy and other significant decisions with respect to such Shareholder Litigation and (d) not compromise or settle, or agree to compromise or settle, any Shareholder Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any Shareholder Litigation and shall keep Parent reasonably and promptly informed (including by providing copies of all pleadings with respect thereto) with respect to the status thereof.

5.17 Stock Exchange Delisting. Parent shall cause the Surviving Corporation to cause the Company’s securities to be de-listed from NASDAQ and de-registered under the Exchange Act as promptly as practicable following the Effective Time, and prior to the Effective Time the Company shall reasonably cooperate with Parent and take all action required by Law with respect thereto.

5.18 Transfer Taxes; FIRPTA. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the Merger shall be borne by the Surviving Corporation. On or prior to the Closing Date, the Company shall deliver to Parent a certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c) dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company, together with a signed notice as contemplated by Treasury Regulation Section 1.897-2(h), which Parent shall be entitled to file with the Internal Revenue Service after the Closing.

5.19 Payoff Letters; Lien Releases. The Company (a) shall have delivered at least three (3) Business Days prior to the Closing Date to Parent (i) payoff letters executed by the holders of Indebtedness described on Section 5.19(a)(i) of the Company Disclosure Schedule, and (ii) to the extent requested by Parent, termination statements executed by capital providers described on Section 5.19(a)(ii) of the Company Disclosure Schedule, in each case, in form and substance reasonably satisfactory to Parent (the “Payoff Letters”), together with any UCC authorizations or other Lien releases and terminations, each in form and substance reasonably satisfactory to Parent, to evidence the full repayment and satisfaction of such Indebtedness or return of capital, as applicable, (in each case, subject to any liabilities that survive by their express terms) and discharge and termination of associated Liens (if any), and shall cooperate in making arrangements reasonably satisfactory to Parent for such holders of Indebtedness or such providers of capital to deliver all related Lien and guaranty releases to Parent on or prior to the Closing Date, and shall deliver all notices of full termination and prepayment, as applicable, when and as required by the definitive documentation governing Indebtedness or investment of capital as described on Section 5.19(a) of the Company Disclosure Schedule in order to facilitate the partial or full repayment and satisfaction of such Indebtedness or capital, as applicable (in each case, subject to any liabilities that survive by their express terms) on or prior to the Closing Date; (b) shall deliver all notices of capital reduction when and as required by the definitive documentation described on Section 5.19(a) of the Company Disclosure Schedule in order to facilitate repayment of capital on the Closing Date; and (c) shall use reasonable best efforts to obtain the Lien releases set forth in Section 5.19 (c) of the Company Disclosure Schedule on or prior to the Closing Date.

5.20 Cash. Promptly following the SEC Clearance Date and in no event later than 14 days prior to the Closing, the Company and Parent shall cooperate in good faith to agree to a schedule setting forth certain cash of the Company and its Subsidiaries which is to be repatriated, which schedule shall set forth the timing, jurisdiction, amounts and other relevant details regarding such repatriation, and the Company shall use reasonable best efforts to effectuate such repatriation prior to the Closing.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction (or waiver by each party hereto, if permissible under Law) at or prior to the Effective Time of each of the following conditions:

(a) The Company Shareholder Approval shall have been obtained.

(b) The consummation of the Merger shall not be restrained, enjoined or prohibited by any Law or Order that is continuing and remains in effect (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity.

(c) Any applicable waiting period under the HSR Act, together with any extensions thereof as well as any timing agreements made with the FTC or the DOJ having the purpose or effect of committing a party not to close any of the Transactions before a certain date or event, shall have expired or been terminated.

(d) The Approvals shall have been submitted and obtained to the extent applicable and the applicable waiting periods relating to the Approvals shall have expired or been waived by the applicable Governmental Entity.

6.2 Conditions to Obligations of the Company Under This Agreement. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) Each representation and warranty of Parent and Merger Sub contained in this Agreement, without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein, shall be true and correct at and as of the Closing Date as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time) and except as has not had, and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing Date.

(c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

6.3 Conditions to Obligations of Parent and Merger Sub Under This Agreement. The obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment (or waiver by Parent and Merger Sub) at or prior to the Effective Time of the following conditions:

(a) Each representation and warranty of the Company (i) contained in Section 3.1 (Corporate Organization), Sections 3.2(b)-(e) (Capitalization), 3.3 (Authority; Execution and Delivery; Enforceability) and Section 3.20 (Broker’s Fees) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications shall be true and correct in all material respects at and as of the date hereof and the Closing Date, as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), and (B) are qualified by Company Material Adverse Effect or other materiality qualifications shall be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) at and as of the date hereof and the Closing Date, as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all respects as of such date or time), (ii) contained in Section 3.2(a) (Capitalization) shall be true and correct in all respects (except for any de minimis inaccuracies) at and as of the date hereof and the Closing Date, as though made as of the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all respects as of such date or time), (iii) contained in the first sentence of Section 3.6 (Absence of Certain Changes or Events) shall be true and correct in all respects at and as of the date hereof and the Closing Date, as though made on the Closing Date, and (iv) otherwise set forth in ARTICLE 3, without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein (provided, however, that the foregoing shall not apply to the applicable portions of Sections 3.12(a), 3.15(a), 3.15(b), 3.17(a), 3.18(a), 3.24(a) and 3.24(b) or the applicable portions of any of the other representations and warranties set forth in ARTICLE 3 requiring the listing of matters and which are qualified by materiality or similar qualifications) shall be true and correct at and as of the date hereof and the Closing Date, as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time) and except as has not had, and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect.

(b) The Company shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) A Company Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

6.4 Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any conditions set forth in Sections 6.1 or 6.3 to be satisfied if the primary cause of such failure was the failure of Parent or Merger Sub to perform any of its obligations under this Agreement. The Company may not rely on the failure of any conditions set forth in Sections 6.1 or 6.2 to be satisfied if the primary cause of such failure was the failure of the Company to perform any of its obligations under this Agreement.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions may be abandoned, as follows:

(a) By mutual written consent of Parent and the Company, at any time prior to the Effective Time (whether before or after receipt of the Company Shareholder Approval);

(b) By either the Company or Parent, if the Company Shareholder Approval shall not have been obtained upon a vote taken at the Company Meeting duly convened therefor or any adjournment or postponement thereof;

(c) By either the Company or Parent, at any time prior to the Effective Time (whether before or after receipt of the Company Shareholder Approval), if (i) any court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or prohibiting the consummation of the Transactions, and such Order or other action shall have become final and non-appealable, or (ii) any Law shall have been enacted, entered or enforced that is continuing and remains in effect and that prohibits, makes illegal or enjoins the consummation of the Transactions, provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party that has breached in any material respects its obligations under Section 5.5;

(d) By either the Company or Parent, if the Effective Time shall not have occurred on or before June 8, 2025 (the “Outside Date”); provided, however, that neither the Company nor Parent shall be permitted to terminate this Agreement pursuant to this Section 7.1(d) if there has been any material breach by such party of its representations, warranties or covenants contained in this Agreement, and such breach has primarily caused or resulted in the failure of the Closing to have occurred prior to the Outside Date; provided, further, that the Outside Date shall be extended until two (2) Business Days after the last day of any then-pending Notice Period;

(e) By Parent, at any time prior to the receipt of the Company Shareholder Approval, if (i) the Company Board shall have effected a Change of Board Recommendation (it being understood and agreed that any written notice of the Company’s intention to make a Change of Board Recommendation prior to effecting such Change of Board Recommendation in accordance with Section 5.3(e) or 5.3(f) shall not result in Parent or Merger Sub having any termination rights pursuant to this Section 7.1(e) during the Notice Period referred to in Section 5.3(e) or the five (5) day’s notice period referred to in Section 5.3(f) but Parent and Merger Sub shall have such termination right after such periods or if the Company publicly discloses such intention to make a Change of Board Recommendation), or (ii) the Company shall have entered into a definitive agreement with respect to a Superior Proposal in accordance with Section 5.3(f);

(f) By the Company, at any time prior to the receipt of the Company Shareholder Approval, if the Company Board determines to accept, and concurrently enters into a definitive agreement with respect to, a Superior Proposal in accordance with Section 5.3(f), but only if the Company shall have complied with its obligations under Section 5.3 with respect to such Superior Proposal; provided, however, that the Company shall prior to or substantially concurrently with such termination pay the Company Termination Fee to or for the account of Parent pursuant to Section 7.2;

(g) By Parent, at any time prior to the Effective Time (whether before or after receipt of the Company Shareholder Approval), if (i) there has been a breach or failure to perform by the Company of its representations, warranties, covenants or other agreements contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.3(a) or 6.3(b) is not reasonably capable of being satisfied while such breach or failure to perform is continuing, (ii) Parent shall have delivered to the Company written notice of such breach or failure to perform, which notice shall state Parent’s intention to terminate this Agreement pursuant to this Section 7.1(g) and the basis for such termination, and (iii) either such breach or failure to perform is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Sections 6.3(a) and 6.3(b) prior to the applicable Outside Date or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such breach or failure to perform shall not have been cured in all material respects; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if there has been any material breach or failure to perform by Parent or Merger Sub of its material representations, warranties, covenants or other agreements contained in this Agreement, in each case, such that any condition to the Merger contained in Section 6.2(a) or Section 6.2(b) is not reasonably capable of being satisfied while such breach or failure to perform is continuing, and such breach or failure to perform shall not have been cured in all material respects; or

(h) By the Company, at any time prior to the Effective Time (whether before or after receipt of the Company Shareholder Approval), if (i) there has been a breach or failure to perform by Parent or Merger Sub of any of its representations, warranties, covenants or other agreements contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.2(a) or 6.2(b) is not reasonably capable of being satisfied while such breach or failure to perform is continuing, (ii) the Company shall have delivered to Parent written notice of such breach or failure to perform, which notice shall state the Company’s intention to terminate this Agreement pursuant to this Section 7.1(h) and the basis for such termination, and (iii) either such breach or failure to perform is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Section 6.2(a) and Section 6.2(b) prior to the applicable Outside Date or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such breach or failure to perform shall not have been cured in all material respects; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there has been any material breach or failure to perform by the Company of its material representations, warranties, covenants or other agreements contained in this Agreement, in each case, such that any condition to the Merger contained in Section 6.3(a) or Section 6.3(b) is not reasonably capable of being satisfied while such breach or failure to perform is continuing, and such breach or failure to perform shall not have been cured in all material respects; or

(i) By the Company if (i) all of the conditions set forth in Section 6.1 or Section 6.3 have been satisfied or waived at the time the Closing is required to have occurred pursuant to Section 1.2 (other than conditions that by their nature are to be satisfied at the Closing, but which shall then be capable of satisfaction if the Closing were to occur on such date), (ii) Parent fails to consummate the Closing on the date on which Parent is required to consummate the Closing pursuant to Section 1.2, (iii) at least three (3) Business Days prior to seeking to terminate this Agreement pursuant to this Section 7.1(i), the Company has delivered an irrevocable written notice to Parent stating that, if Parent performs its obligations hereunder and the Equity Financing contemplated by the Equity Commitment Letter and the Debt Financing contemplated by the Debt Commitment Letter and the Debt Fee Letters is funded, the Closing will occur (subject to closing conditions that by their nature are to be satisfied at the Closing, but which shall then be capable of satisfaction if the Closing were to occur on such date), and (iv) Parent fails to consummate the Transactions within three (3) Business Days after delivery of such notice; provided, however, that during such three (3) Business Day period after delivery of such notice by the Company, Parent shall not be entitled to terminate this Agreement pursuant to Section 7.1(d).

7.2 Effect of Termination. Any proper and valid termination of this Agreement by either the Company or Parent pursuant to Section 7.1 will be effective immediately upon the delivery of written notice thereof by the terminating party to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no further force and effect, and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective affiliates or Representatives, except under Section 5.11(c), this Section 7.2, Section 7.3, Section 7.4, Section 7.5 and ARTICLE 8, each of which shall survive termination of this Agreement; provided, that, subject to Section 7.3 and Section 7.4, nothing herein shall relieve any party from liability. following a proper and valid termination, for a Willful and Material Breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination.

7.3 Company Termination Fee.

(a) The parties hereto agree that if this Agreement is validly terminated by Parent pursuant to Section 7.1(e) or the Company pursuant to Section 7.1(f), then the Company shall pay to Parent prior to or substantially concurrently with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee. If this Agreement is terminated pursuant to Section 7.1(e)(i), with respect to a Superior Proposal, Section 7.1(e)(ii) or Section 7.1(f), in each case, prior to the No-Shop Period Start, the “Company Termination Fee” means $55,379,181; if this Agreement is terminated pursuant to Section 7.1(e)(ii) or Section 7.1(f), in each case, after the No-Shop Period Start, or Section 7.1(e)(i), other than with respect to a Superior Proposal, at any time, the “Company Termination Fee” means $110,758,363.

(b) The parties hereto agree that if (i) this Agreement is terminated pursuant to Section 7.1(b) as a result of the failure to obtain the Company Shareholder Approval or Section 7.1(g), (ii) (x) after the date hereof and prior to the date of the Company Meeting in respect of Section 7.1(b) or (y) after the date hereof and prior to the date of such termination in respect of Section 7.1(g), an Acquisition Proposal has been made, proposed, communicated or publicly announced and, in the case of Section 7.1(b) not withdrawn at least ten (10) days before the date such meeting is held (unless it is adjourned) and (iii) the Company enters into a definitive agreement with respect to such Acquisition Proposal within twelve months after such termination and the transaction generally contemplated by or similar to such Acquisition Proposal is consummated, then the Company shall pay the Company Termination Fee to Parent, substantially contemporaneously with the consummation of such transaction. For purposes of this Section 7.3(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%”.

(c) All payments under this Section 7.3 shall be made by wire transfer of immediately available funds denominated in U.S. dollars to an account designated in writing by Parent, or in the absence of such designation, an account established for the sole benefit of Parent.

(d) Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(e) In circumstances where the Company Termination Fee is payable in accordance with Section 7.3(a) or Section 7.3(b), Parent’s receipt of the Company Termination Fee (if received) from or on behalf of the Company shall be Parent’s and Merger Sub’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable Proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, shareholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amounts, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that the Company shall also be obligated with respect to reimbursement of the costs and expenses of enforcement and payment of interest described in the following sentence). In addition, if the Company fails to pay in a timely manner any amount due pursuant to Section 7.3(a) or Section 7.3(b), then (i) the Company shall reimburse Parent for all costs and expenses (including the documented fees and expenses of counsel) incurred in the collection of such overdue amounts and (ii) the Company shall pay to Parent interest on the amounts payable pursuant to Section 7.3(a) or Section 7.3(b) from and including the date payment of such amounts was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

7.4 Parent Termination Fee.

(a) The parties agree that if this Agreement is validly terminated by the Company pursuant to Section 7.1(i), then Parent shall pay (or cause to be paid) to the Company, as promptly as reasonably practicable (and, in any event, within two (2) Business Days) following such termination, $221,516,727 (the “Parent Termination Fee”).

(b) All payments under this Section 7.4 shall be made by wire transfer of immediately available funds to an account designated in writing by the Company.

(c) Each of the parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the Transactions, and that without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. For the avoidance of doubt, in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(d) Notwithstanding anything to the contrary contained in this Agreement, (i) in circumstances where the Parent Termination Fee is payable in accordance with Section 7.4(a), (A) the payment by Parent of the Parent Termination Fee shall not be a penalty and shall constitute liquidated damages for any and all losses suffered or incurred by the Company or any other Person in connection with this Agreement, the amount of which would otherwise be impossible to calculate with precision, and (B) the Company’s right to terminate this Agreement and receipt of the Parent Termination Fee (if received) from or on behalf of Parent or the Guarantor (solely to the extent provided under the Guaranty) shall be the Company and its Subsidiaries’ and their respective affiliates’ sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable Proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against any of Parent, Merger Sub, or any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling Persons, shareholders, members, managers, directors, officers, employees, affiliated (or commonly advised) funds, representatives, agents, affiliates, or any of their respective assignees or successors, or any former, current or future director or indirect equity holder, general or limited partner, controlling Person, shareholder, member, manager, director, officer, employee, affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (collectively, the “Parent Related Parties”), or the lenders, agents, underwriters, commitment parties and arrangers of any Debt Financing (including pursuant to the Debt Commitment Letter or any Debt Fee Letter or any credit agreements, loan agreements, joinders or indentures relating to the Debt Financing) or any Financing Sources, together with their respective affiliates, and their respective affiliates’ officers, directors, employees, controlling persons, advisors, attorneys, agents and representatives, and their respective successors and assigns, including any successors or assigns via joinder agreements or credit agreements related thereto (each, a “Lender Related Party” and, collectively, the “Lender Related Parties”), for any and all losses, liabilities, damages, costs and expenses suffered as a result of, based upon, arising out of, or relating to (1) this Agreement, the Debt Commitment Letter, the Debt Fee Letters, the Guaranty, the Equity Commitment Letter or any of the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, and the Transactions, (2) any breach (or threatened or alleged breach) or failure (or threatened or alleged failure) to perform under this Agreement or any of the other documents delivered herewith or executed in connection herewith or otherwise (whether such breach or failure to perform is knowing, deliberate, willful, unintentional, a Willful and Material Breach or otherwise), (3) the failure of the Merger or the other Transactions to be consummated (including the funding of the Financing), or (4) any oral representation made or alleged to have been made in connection herewith or therewith (the items described in clauses (1) through (4) above, collectively, the “Transaction Related Matters”), and upon payment of the Parent Termination Fee, no such Person shall have any further liability or obligation relating to or arising out of any Transaction Related Matters (except that Parent shall also be obligated with respect to (I) its indemnification and expense reimbursement obligations contained in Section 5.11(c) and (II) reimbursement of the costs and expenses of enforcement and payment of interest described in the immediately following sentence), and (ii) in circumstances where the Parent Termination Fee is not payable in accordance with Section 7.4(a), the Company may seek to recover monetary damages from Parent for a Willful and Material Breach (but, for the avoidance of doubt, not for any other breach or failure to perform hereunder) that occurs prior to such termination, provided that, notwithstanding anything to the contrary in this Agreement, the parties hereto acknowledge and agree that (x) the maximum aggregate liability of Parent, Merger Sub and the Parent Related Parties for monetary damages relating to or arising out of this Agreement or the Transactions, including any breach or failure to perform hereunder (whether such breach or failure to perform is knowing, deliberate, willful, unintentional, a Willful and Material Breach or otherwise), or the failure of the Merger or the other Transactions to be consummated, shall not exceed an amount equal to $221,516,727 and in no event shall the Company or any of the Company Related Parties seek or be entitled to obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary damages (including any consequential, special, indirect or punitive damages) from Parent or any of the Parent Related Parties in excess of such amount, and (y) for the avoidance of doubt, neither the Company nor any of the Company Related Parties shall be permitted or entitled to receive both the Parent Termination Fee, on the one hand, and to seek monetary damages, awards, fees or other amounts against Parent, Merger Sub or any of the Parent Related Parties for any losses suffered by the Company or any of the Company Related Parties in connection with any Transaction Related Matters, on the other hand. In addition, if Parent fails to pay in a timely manner the fees pursuant to this Section 7.4, then (i) Parent shall reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented fees and expenses of counsel) incurred in the collection of such payment, up to $10,000,000 in the aggregate, and (ii) Parent shall pay to the Company interest on such unpaid fees from and including the date payment of such amounts was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(e) For the avoidance of doubt, while the Company may pursue a grant of specific performance under Section 8.13 (subject to the conditions and limitations set forth therein) prior to termination of this Agreement pursuant to Section 7.1 and/or the payment of the Parent Termination Fee or other monetary damages under this Section 7.4 (subject to the conditions and limitations set forth herein) following the termination of this Agreement, under no circumstances shall the Company or any of its affiliates be permitted or entitled to seek or receive both a grant of specific performance in accordance with Section 8.13, on the one hand, and payment of all or a portion of the Parent Termination Fee or any other monetary damages from Parent or any Parent Related Party under this Section 7.4 (subject to the conditions and limitations set forth herein), on the other hand.

7.5 Limitation on Recourse. Other than with respect to (a) the right to seek specific performance of the Equity Commitment Letter, solely to the extent permitted by and in accordance with the terms thereof (any such claims under the Equity Commitment Letter, the “ECL Claims”), and (b) recourse against the Guarantor under the Guaranty, solely to the extent provided therein, this Agreement may only be enforced, and any claim or cause of action (whether at Law, in equity, in contract, in tort or otherwise) based upon, in respect of, arising under, out or by reason of, connected with, or relating in any matter to any Transaction Related Matters may be brought, solely against Persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth in this Agreement. Other than the ECL Claims and such recourse against the Guarantor under the Guaranty (solely to the extent provided therein), no Parent Related Party shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of Parent or Merger Sub or of or for any claim, investigation or Proceeding, in each case under, based on, in respect of, or by reason of, any Transaction Related Matters, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable Proceeding, by virtue of any applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person (including a claim to enforce the Debt Commitment Letter) or otherwise. Notwithstanding anything to the contrary contained in this Agreement, neither any party hereto (other than Parent and Merger Sub) nor any of their respective Subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or shareholders shall have any direct rights or claims against any Financing Source in any way relating to this Agreement or any of the Transactions, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at Law or equity, in contract, in tort or otherwise.

7.6 Amendment.

(a) This Agreement may be amended by each of the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of the Company Shareholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s shareholders without such approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(b) Notwithstanding anything to the contrary contained herein, Sections 7.4(d), 7.5, 8.8(b), 8.9, 8.11(d) and 8.13(b) and this Section 7.6(b) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Sections 7.4(d), 7.5, 8.8(b), 8.9, 8.11(d) and 8.13(b) and this Section 7.6(b)) may not be modified, waived or terminated in a manner that is adverse to the Financing Sources without the prior written consent of the Financing Sources.

7.7 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that after receipt of the Company Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

8.2 Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

8.3 Notices. Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) on the fifth (5th) Business Day after dispatch by registered or certified mail, (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

Paradigm Parent. LLC

c/o Patient Square Capital, L.P.

2884 Sand Hill Road, Suite 100

Menlo Park, California 94025

Attn: Justin Sabet-Peyman; Adam Fliss

Email: justin@patientsquarecapital.com;

adam@patientsquarecapital.com;

notices@patientsquarecapital.com

with a copy to (for information purposes only):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: Michael E. Weisser, P.C.; Maggie D. Flores, P.C.; Oliver Yee

Email: michael.weisser@kirkland.com;

maggie.flores@kirkland.com; oliver.yee@kirkland.com

If to the Company, addressed to it at:

Patterson Companies, Inc.

1031 Mendota Heights Road

Mendota Heights, MN 55120

Attn: Donald J. Zurbay

Attn: Les Korsh

Email: don.zurbay@pattersoncompanies.com

Email: les.korsh@pattersoncompanies.com

with copies to (for information purposes only);

Taft Stettinius & Hollister LLP

80 South Eighth Street, Suite 2200

Minneapolis, MN 55402

Attn:  Brett D. Anderson

Joseph H. Dunham

Leanna Longley

Email: banderson@taftlaw.com

jdunham@taftlaw.com

llongley@taftlaw.com

8.4 Definitions.

(a) For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement; provided that the “standstill provision” of any such confidentiality agreement (a) need not include a prohibition on the counterparty requesting that the Company Board (or a committee thereof) or the Company’s Representatives amend or waive all or any portion of such standstill provision and (b) may include an exception for the counterparty submitting or amending an Acquisition Proposal on a confidential basis to the Company Board (or a committee thereof).

“Acquisition Proposal” means any offer or proposal from a Third Party concerning (a) a merger, consolidation or other business combination transaction with the Company, (b) a sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests of any Subsidiary of the Company) or its Subsidiaries representing more than 20% of the consolidated assets of the Company and its Subsidiaries, based on their fair market value as determined in good faith by the Company Board (or any duly authorized committee thereof), (c) an issuance (including by way of merger, consolidation, business combination or share exchange) of Equity Interests representing 20% or more of the voting power of the Company, or (d) any combination of the foregoing (in each case, other than the Merger); provided that, for the avoidance of doubt, all references to “Third Party” in this definition will include any “group” as defined pursuant to Section 13(d) of the Exchange Act.

“affiliate” means, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Ancillary Agreement” means this Agreement and the documents, agreements, exhibits, schedules, statements, contracts or certificates being executed and delivered in connection with this Agreement and the Transactions contemplated hereby.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any other anti-bribery or anti-corruption Law of any jurisdiction applicable to the Company and its Subsidiaries.

“Approvals” means the notices, consents, approvals, expirations or waivers specified in Section 6.1(d) of the Company Disclosure Schedule.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York, Minneapolis, Minnesota or Menlo Park, California are authorized or obligated by applicable Law to close.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commitment Letters” means the Debt Commitment Letter and the Equity Commitment Letter.

“Company 2025 Note Purchase Agreement” means the Note Purchase Agreement, dated March 23, 2015, by and among Patterson Companies, Inc., Patterson Medical Holdings, Inc., Patterson Medical Supply, Inc., Patterson Dental Holdings, Inc., Patterson Dental Supply, Inc., Patterson Veterinary Supply, Inc., Patterson Management, LP and the purchasers party thereto, conformed through Second Amendment, dated April 24, 2020.

“Company 2028 Note Purchase Agreement” means the Note Purchase Agreement, dated as of March 29, 2018, by and among Patterson Companies, Inc., Patterson Dental Holdings, Inc., Patterson Dental Supply, Inc., Patterson Veterinary Supply, Inc., Patterson Management, LP and the purchasers party thereto, conformed through Second Amendment, dated April 24, 2020.

“Company Equity Plans” means the Company’s (a) Amended and Restated Equity Incentive Plan and (b) Amended and Restated 2015 Omnibus Incentive Plan.

“Company ESPP” means the Company’s Amended and Restated Employee Stock Purchase Plan, as amended from time to time.

“Company Intellectual Property” means the Intellectual Property that is owned by or licensed to the Company or any of its Subsidiaries, except for licenses of shrink-wrap, click-wrap or off-the-shelf software, or other software commercially available on reasonable terms to the public generally, in each case with annual license fees or a total replacement cost of less than $250,000.

“Company Material Adverse Effect” means any change, effect, event, occurrence, circumstance, condition, fact, state of facts or development (an “Effect”) that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities, operations or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, except to the extent that Effects with respect to clauses (a), (b) (c) and (d) of the below adversely disproportionately impact the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries or in the markets in which the Company and its Subsidiaries operate: (a) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including inflation, monetary policy, commodity prices, interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or its Subsidiaries operate in the United States or globally, (c) the continuation or worsening of supply chain disruptions affecting the industries, businesses or segments in which the Company and its Subsidiaries operate, (d) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action or operation, sabotage, civil unrest, civil disobedience, national or international calamity, the outbreak of hostilities or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (e) actions or omissions required of the Company under this Agreement or taken or not taken at the request of, or with the consent of, Parent, (f) the negotiation, announcement, pendency or consummation of this Agreement and the Merger (provided that, this exception shall not apply to any representation or warranty contained in Section 3.4 and the related conditions to Closing), (g) any Proceeding commenced by or involving any Governmental Entity or a current or former shareholder of the Company arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (h) changes in the trading price or trading volume of Shares or any suspension of trading, or any changes in the ratings or the ratings outlook for the Company by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to the Company (provided that for purposes of this clause (h) the underlying cause of such change may be taken into account in determining whether a Company Material Adverse Effect has occurred), or (i) any failure by the Company or any of its Subsidiaries to meet any revenue, earnings, adjusted EBITDA or other financial projections or forecasts (provided that for purposes of this clause (i) the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred).

“Company Note Purchase Agreements” means the Company 2025 Note Purchase Agreement and the Company 2028 Note Purchase Agreement.

“Company Owned Intellectual Property” means Company Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Products” means any product or service designed, manufactured, sold, resold, provided, offered, marketed, advertised, promoted, modified, packaged, repackaged, labeled, relabeled, distributed, warehoused, transported, supplied, imported, exported, or otherwise placed into the stream of commerce by or on behalf of the Company, any of its Subsidiaries, or their respective affiliates, whether or not requiring a Permit.

“Compliant” means, with respect to any Financing Information, that (i) such Financing Information does not contain any untrue statement of a material fact or omit to state any material fact necessary to make such Financing Information not misleading in light of the circumstances under which it was made available; (ii) such Financing Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on a registration statement on Form S-1 that are applicable to such Financing Information (other than such provisions for which compliance is not customary in a “Rule-144A-for-life” offering of non-convertible high-yield debt securities of such type or is otherwise expressly excluded pursuant to the terms of this Agreement); and (iii) the financial statements and other financial information included in such Financing Information that is available to Parent on the first day of the Marketing Period would be sufficiently current to satisfy the requirements of Rule 3-12 of Regulation S-X under the Securities Act to permit a registration statement using such financial statements to be declared effective by the Securities and Exchange Commission on the last day of the Marketing Period and would not become “stale” or otherwise be unusable under customary practices for “Rule-144A-for-life” offerings and of non-convertible high-yield debt securities on any day during the ten (10) consecutive Business Day period beginning on such date and are sufficient to permit the Company’s independent auditor to issue a customary “comfort” letter to the Financing Sources to the extent reasonably and customarily required as part of the Debt Financing, including as to negative assurances and change period, in order to consummate any “Rule-144A-for-life” offering of non-convertible high-yield debt securities on any day during the Marketing Period (and such auditors have confirmed they are prepared to issue such customary comfort letters subject to their completion of customary procedures).

“Contract” or “Contracts” means any of the written or oral agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, purchase and sale orders and other legal commitments to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Debt Commitment Letter” means the debt commitment letter, dated as of the date hereof, by and among Paradigm Intermediate Holdings, LLC and the Financing Sources party thereto, as amended, supplemented or replaced in accordance with this Agreement, pursuant to which the Financing Sources party thereto have agreed to provide or cause to be provided the debt financing set forth therein for the purposes of financing the Transactions, including the Merger Consideration.

“Debt Fee Letters” means, collectively, each fee letter relating to the Debt Financing entered into by Parent or any of its affiliates with any Financing Source party to the Debt Commitment Letter, as amended, supplemented or replaced in accordance with this Agreement.

“Debt Financing” means the debt financing contemplated by the Debt Commitment Letter.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing, including without limitation: (a) all credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes, intercreditor agreements, lease agreements, mortgages and other security documents pursuant to which the Debt Financing will be governed or otherwise contemplated by the Debt Commitment Letter; (b) officer, secretary, solvency (including a solvency certificate in the form attached to the Debt Commitment Letter) and perfection certificates, legal opinions, corporate organizational documents, good standing certificates, Lien searches, and resolutions contemplated by the Debt Commitment Letter or reasonably requested by Parent or its Financing Sources; (c) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including, but not limited to, the Patriot Act; and (d) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consent and access letters) as are reasonably requested by Parent or its Financing Sources.

“DOJ” means the Antitrust Division of the United States Department of Justice.

“Environmental Claims” means any Proceeding, investigation, Order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability arising out of or relating to any Environmental Laws, Environmental Permits or the presence in, or Release into, the environment of, or exposure to, any Hazardous Materials.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, and all rules or regulations promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials.

“Environmental Permits” means any Permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Commitment Letter” means the equity commitment letter, dated as of the date hereof, between Parent and the investment funds named therein, naming the Company as an express third party beneficiary and pursuant to which such investment funds have committed to, directly or indirectly, invest or cause to be invested in the equity capital of Parent the amounts set forth therein for the purposes of financing the Transactions, including the Merger Consideration.

“Equity Financing” means the equity financing contemplated by the Equity Commitment Letter.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity or equity-based interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into or for, or the value of which is measured by reference to, any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person with whom any other Person is or at any relevant time would be considered a single employer within the meaning of Section 4001(b)(1) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing” means the Equity Financing and the Debt Financing.

“Financing Conditions” means (a) with respect to the Debt Financing, the conditions precedent to initial borrowing set forth in Exhibits B, C and D, as applicable, of the Debt Commitment Letter, and (b) with respect to the Equity Financing, the conditions precedent set forth in Section 2 of the Equity Commitment Letter.

“Financing Failure Event” means any of the following: (a) the commitments with respect to all or any portion of the Financing expiring or being terminated, such that the Financing Amounts shall not be able to be satisfied at the Closing; (b) for any reason, all or any portion of the Financing becoming unavailable, such that the aggregate cash proceeds of the Equity Financing and the Debt Financing will be less than what is necessary to fund the Financing Amounts; or (c) a material breach or repudiation by any party to any of the Commitment Letters which Parent becomes aware of.

“Financing Information” means (i) (A) the required financial statements and other pertinent financial information regarding the Company necessary to satisfy the condition set forth in paragraph 5 of Exhibit E of the Debt Commitment Letter (as in effect on the date of this Agreement), which financial statements shall include (x) audited financial statements of the Company as of and for the years ended April 27, 2024, April 29, 2023 and April 30, 2022, including the audited balance sheet of the Company as of April 27, 2024 and April 29, 2023 and the related audited statements of operations, changes in stockholders’ equity and cash flows for the fiscal years then ended, and such audited financial statements for any subsequent fiscal year ending thereafter and on or prior to the date that is at least 90 days prior to the Closing Date and for the comparable period of the prior fiscal year to the extent required for the Financing Information to be Compliant, and (y) the unaudited financial statements of the Company, including the unaudited balance sheet of the Company and the related unaudited statements of operations, changes in stockholders’ equity and cash flows, for each fiscal quarter ending thereafter (other than the fourth fiscal quarter of each year) and on or prior to the date that is at least 45 days prior to the Closing Date and the portion of the fiscal year through the end of such quarter (other than, in each case, the fourth fiscal quarter of each year), and for the comparable period of the prior fiscal year, in each case, together with all related notes, schedules and other supplementary information attached thereto and prepared in accordance with GAAP and in compliance with Regulation S-X under the Securities Act and, in the case of clause (y), reviewed by the Company’s independent auditors as provided by the procedures specified by the Public Company Accounting Oversight Board in AS 4105 (Reviews of Interim Financial Information), and (B) the financial, business and other information of the Company that is requested by Parent to the extent necessary to permit Parent to prepare customary pro forma financial statements (provided, however, that the Company shall have no obligation to prepare any pro forma financial statements) customarily included in an offering memorandum used in a “Rule-144A-for-life” offering of non-convertible high-yield debt securities; and (ii) (A) such other financial information regarding the Company (x) as may be reasonably requested by Parent to the extent such information is of the type and form customarily included in an offering memorandum for a “Rule-144A-for-life” offering of non-convertible high-yield debt securities, (y) if the Marketing Period commences after the end of the applicable fiscal year or quarter of the Company for any period, but prior to the delivery of audited annual or unaudited interim financial statements for such period, as applicable, “flash” or “recent developments” financial information for such period to the extent reasonably requested by Parent for disclosure and reasonably reliable and readily available without unreasonable effort in such an offering memorandum customary for a “Rule-144A-for-life” offering of non-convertible high-yield debt securities) and (z) as otherwise necessary to receive from the independent auditors of the Company customary “comfort” (including customary “negative assurance” and change period comfort) with respect to the financial information of the Company to be included in such offering memorandum, and (B) substantially complete drafts of customary comfort letters compliant with AU Section 634, including customary “negative assurance” and change period comfort, with respect to the historical financial statements (and pro forma financial information to the extent customary and with respect to the Company’s information only) of the Company and periods following the end of the latest fiscal year or fiscal quarter, as applicable, for which historical financial statements are included in the applicable offering documents, in each case from the independent auditors of the Company, and confirmation that such auditors are prepared to deliver such comfort letters upon the “pricing” and “closing” of such offering upon completion of customary procedures during the Marketing Period. For the avoidance of doubt, nothing herein will require the Company to provide (or be deemed to require the Company to prepare) any (1) pro-forma financial statements, (2) projections, (3) description of all or any portion of the Debt Financing, including any description of notes, (4) risk factors relating to all or any component of the Debt Financing, or (5) other information required by Rule 3-10 or Rule 3-16 of Regulation S-X, any Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K or any other information customarily excluded from an offering memorandum for private placements of non-convertible debt securities pursuant to Rule 144A.

“Financing Sources” means entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing (other than the Equity Financing) in connection with the Transactions, including the parties to any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, and their affiliates and the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents and representatives of the foregoing and their respective successors and assigns.

“FTC” means the Federal Trade Commission.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Good Manufacturing Practices” means all applicable current good manufacturing practices including, without limitation and as applicable, (i) current good manufacturing practices set forth in Health Care Laws and as interpreted by FDA in applicable guidance, and (ii) the equivalent applicable Laws in any relevant jurisdiction to the extent applicable to the Company and its Subsidiaries, and Company Products, each as may be amended and applicable from time to time.

“Governmental Entity” means any national, federal, state, county, municipal or provincial government, or other political subdivision thereof or arbitral body (public or private), whether domestic, local, foreign or supranational, and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government.

“Hazardous Materials” means any pollutants, chemicals, contaminants or any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives, radiation, mold, and per- and polyfluoroalkyl substances.

“Health Care Laws” means all applicable Laws relating to the regulation, provision, management, administration of, and payment for, healthcare services, items, and products (including Company Products), including: (a) 42 U.S.C. §§ 1320a-7, 7a, 7b and 7h; (b) 42 U.S.C. § 1395nn; (c) 31 U.S.C. §§ 3729-3733; (d) 18 U.S.C. §§ 286, 287, 666, 1035, 1347 and 1349; (e) 42 U.S.C. §§ 1320a through 7b(b); (f) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.) and state health information data breach notification, privacy and security Laws; (g) the 21st Century Cures Act (Pub. L. 114-255); (h) the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.) and all implementing regulations and FDA guidance thereunder, and any equivalent Laws in other jurisdictions; (i) the Medicare statute (Title XVIII of the Social Security Act), the Medicaid statute (Title XIX of the Social Security Act) and any other Law governing a Health Care Program; (j) any federal, state or local Laws with respect to healthcare related fraud and abuse, false claims, self-referral, anti-kickback, billing, coding, documentation and submission of claims, the fitting, fabrication, manufacturing and distribution of orthotics, prosthetics and other durable medical equipment, healthcare professional credentialing and licensing, sales and marketing, healthcare quality and safety, the corporate practice of medicine, fee-splitting, and healthcare facility, clinic or agency licensing; (k) Laws governing the use, handling, control, storage, transportation, disposal, and maintenance of controlled substances, pharmaceuticals, drugs, or medical waste; (l) all Laws applicable to the ownership, research, development, testing, manufacture, quality, safety, accreditation, packaging, storage, use, distribution, labeling, sale, offer for sale, import, export, or disposal of any Company Product; and (m) in each case, all regulations promulgated under such Laws and any other similar federal, state or local Laws.

“Healthcare Privacy and Security Laws” means HIPAA and the regulations promulgated thereunder and similar state laws related to the privacy or security of individually identifiable health information.

“Health Care Program” means any health care insurance and other similar programs under which the Company or any of its Subsidiaries are directly or indirectly receiving payments, including any federal or state healthcare program, Medicare, Medicaid, the Tricare program, the Veterans Health Administration, private or commercial insurance programs, third-party administrators, preferred provider organizations, managed care organizations, health maintenance organizations, health plans, self-insured health plans, and any fiscal intermediary or contractor of any of the foregoing.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009), and their implementing regulations.

“HMRC” means HM Revenue & Customs.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money (including the outstanding principal amount of such indebtedness and accrued and unpaid interest thereon); (b) obligations of such Person to pay the deferred purchase or acquisition price for any property, assets or business of any Person, including any earn-out, seller note or similar obligations and whether due and owing, contingent or otherwise; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) indebtedness evidenced by bonds, debentures, notes or other similar instruments or debt securities; (f) any unfunded deferred compensation obligations of the Company or any of its Subsidiaries, (g) liabilities arising out of interest rate, currency swap arrangements or any other arrangements designed to provide protection against fluctuations in interest or currency rates or any other hedging arrangements; (h) accrued income taxes of such Person and (i) indebtedness of others as described in clauses (a) through (h) above guaranteed or secured by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses including payroll expenses arising in the ordinary course of business consistent with past practice, and the endorsement of negotiable instruments for collection in the ordinary course of business consistent with past practice.

“Information Privacy Laws” means any Laws pertaining to privacy, data protection or data transfer of Personal Data, including all privacy and security breach disclosure Laws that are applicable to the Company and its Subsidiaries.

“Intellectual Property” means all intellectual property and proprietary rights recognized under applicable Law, including all: (a) inventions (whether or not patentable or reduced to practice), all improvements thereto, patents and patent applications together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions and reexaminations in connection therewith; (b) trademarks, service marks, trade dress, trade names, and Internet domain names, whether or not the foregoing are registered and together with the goodwill associated therewith, and all applications and registrations in connection therewith; (c) all copyrights (whether or not published or registered), and all applications and registrations in connection therewith, and all other indicia of origin; and (d) all intellectual property rights in technologies, processes, techniques, protocols, methods, software, trade secrets, and know how, and confidential information (including non-public technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals).

“Intervening Event” means any event, change, effect, development, state of facts, condition or occurrence (including any acceleration or deceleration of existing changes or developments) that (a) is material to the Company and its Subsidiaries, (b) was not known or reasonably foreseeable to the Company Board as of or prior to the date of this Agreement, and (c) does not involve or relate to an Acquisition Proposal; provided, however, that (i) the mere fact that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof or (ii) any changes after the date hereof in the market price and/or trading volume of the Company Common Stock or the credit rating of the Company, in each case, shall not be deemed to be an Intervening Event.

“IRS” means the United States Internal Revenue Service.

“ITEPA” means the Income Tax (Earnings and Pensions) Act 2003.

“Knowledge” means (a) when used with respect to the Company, the actual or constructive knowledge of the individuals listed in Section 8.4 of the Company Disclosure Schedule (assuming reasonable investigation); and (b) when used with respect to Parent or Merger Sub, the actual or constructive knowledge of the officers and directors of Parent and Merger Sub (assuming reasonable investigation).

“Law” means any applicable national, provincial, state, municipal and local laws, codes, decrees, treaties, conventions, statutes, ordinances, act, decrees, rules, regulations or Orders of any Governmental Entity, in each case, having the force of law.

“Lien” means with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, license, pledge, charge, security interest, right of first refusal, right of first offer, option, adverse claim, or restriction on transfer (except for any restrictions on transfer generally arising under any applicable federal or state securities Laws).

“Management Incentive Compensation Plan” means the Patterson Companies, Inc. Management Incentive Compensation Plan.

“Marketing Period” means the first period of ten (10) consecutive Business Days after the date of this Agreement throughout which (i) Parent has received the Financing Information and such Financing Information remains Compliant during such ten (10) consecutive Business Day period and (ii) all of the conditions set forth in ARTICLE 6 have been satisfied or waived (other than conditions that by their nature can only be satisfied on the Closing Date) and no event has occurred and no condition exists that would cause any of the conditions set forth in ARTICLE 6 not to be satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or, in the case of this clause (ii), if earlier, the date on which Parent in its sole discretion notifies the Company that it intends to commence the Marketing Period; provided that if the Marketing Period has not been completed on or prior to December 20, 2024, the Marketing Period shall not commence until January 6, 2025; and provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such ten (10) consecutive Business Day period, (A) the auditor of the applicable audited financial statements of the Company has withdrawn, or has notified the Company in writing that it intends to withdraw, its audit opinion with respect to any audited financial statements included in the Financing Information (in which case such ten (10) consecutive Business Day period shall not commence unless and until a new unqualified audit opinion is issued with respect to such audited financial statements of the Company for the applicable periods by such firm or another independent public accounting firm of recognized national standing or (B) the Company shall have publicly announced any intention to restate any financial statements included in the Financing Information (in which case such ten (10) consecutive Business Day period shall not commence unless and until such restatement has been completed and the applicable Financing Information has been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP). If the Company reasonably and in good faith believes that it has delivered the Financing Information to Parent and that the Marketing Period has commenced, the Company shall deliver to Parent a written notice setting forth the date on which it believes the delivery of the Financing Information was completed and the Marketing Period commenced, and, subject to the foregoing sentence, the Marketing Period will be deemed to have commenced as of the date of delivery of such notice, unless Parent reasonably and in good faith believes that the Marketing Period has not commenced and, within three (3) Business Days after the delivery of such notice by the Company delivers a written notice to the Company describing with reasonable specificity the reason(s) that Parent disagrees with the notice delivered by the Company). Notwithstanding anything else herein to the contrary, (x) provided that the conditions set forth in clauses (i) and (ii) of this definition are satisfied, the Marketing Period will be completed no later than the date that is fifteen (15) Business Days following the date that the Company Shareholder Approval is received, provided that, for the avoidance of doubt, (a) if any Financing Information would not be Compliant at any time during such fifteen (15) Business Day period or otherwise ceases to meet the requirements of “Financing Information” as defined, the (10) Business Day period required to be provided pursuant to this definition shall not commence or be deemed to commence unless and until, at the earliest, such Financing Information is Compliant and meets the definition of “Financing Information” (it being understood that if any Financing Information provided at the commencement of such ten (10) Business Day period ceases to be Compliant or meet the definition of “Financing Information” during such ten (10) Business Day period, then such ten (10) Business Day period will be deemed not to have commenced) and (b) if any of the events set forth in clauses (A) or (B) of this definition occurs, such ten (10) Business Day period shall recommence as described in such clauses. The Marketing Period shall automatically end on any earlier date that the Debt Financing is consummated and Parent shall have obtained the net proceeds contemplated thereby (including as a result of the issuance of notes into escrow).

“Medicaid” means the medical assistance program established by Title XIX of the Social Security Act (42 U.S.C. § 1396 et seq.) and state and local Laws.

“Medicare” means the federal health insurance program established by Title XVIII of the Social Security Act.

“NASDAQ” means the Nasdaq Stock Market.

“Order” means any judgment, order, ruling, decision, writ, injunction, decree, directive, or arbitration award of any Governmental Entity.

“Parent Material Adverse Effect” means any Effect on Parent or any Parent Subsidiary that, individually or in the aggregate, (a) materially impairs or delays the ability of Parent or Merger Sub to perform its obligations under this Agreement or (b) would prevent Parent or Merger Sub from consummating the Merger.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate action and for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP, (b) Liens in favor of landlords, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet due and payable or that are being contested in good faith by appropriate action and for which adequate reserves have been established on the Company’s financial statements, (c) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice, (d) with respect to Company Real Property, (i) matters of record affecting the fee interest in the Company Real Property that do not and would not reasonably be expected to, individually or in the aggregate, materially detract from the use or occupancy of the Company Real Property to which they relate, (ii) applicable building, zoning and land use regulations, to the extent the same do not and would not be reasonably expected to, individually or in the aggregate, materially detract from the use or occupancy of the Company Real Property to which they relate, and, with respect to the Company Owned Real Property, do not constitute a Lien securing the payment of a sum of money, and (iii) other imperfections or irregularities in title, charges, restrictions and other Liens that do not and would not be expected to, individually or in the aggregate, materially detract from the use or occupancy of the Company Real Property to which they relate, (e) Liens relating to intercompany borrowings solely among the Company and its wholly owned Subsidiaries, (f) Liens incurred or deposits made in the ordinary course of business consistent with past practice in connection with workers compensation, unemployment insurance or other types of social security, (g) rights, terms or conditions of any leases, subleases, licenses or occupancy agreements affecting Company Real Property and made available to Parent, and (i) Liens arising from purchase money security interests in the ordinary course of business.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Entity.

“Personal Data” means any data or information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household or that otherwise constitutes “personal data,” “personal information,” “sensitive personal data,” “protected health information,” or “personally identifiable information” under any Privacy Obligation.

“Privacy Obligation” means any applicable Law, including but not limited to HIPAA, contractual obligation, self-regulatory or binding industry standard (including the Payment Card Industry Data Security Standard), Privacy Policy, or any Consent obtained by the Company, or any Subsidiaries of the Company that is related to privacy, security, data protection, transfer (including cross-border transfer), or other Processing of Personal Data.

“Privacy Policy” means all published, posted, and internal agreements and policies relating to the Company’s or any of its Subsidiaries’ Processing of Personal Data.

“Proceeding” means any action, suit, claim, complaint, investigation, charge, arbitration, audit, inquiry, litigation or proceeding of any nature, civil, criminal or regulatory, in Law or in equity, in each case, by or before any Governmental Entity, including judicial, arbitral, regulatory or administrative proceedings.

“Processing” means any operation or set of operations which is performed on data, or on sets of data, including Personal Data, whether or not by automated means, such as the receipt, access, acquisition, arrangement, collection, copying, creation, maintenance, modification, recording, organization, processing, compilation, selection, structuring, storage, visualization, adaptation, alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction, or instruction, training or other learning relating to such data or combination of such data.

“Proxy Statement” means a proxy statement or similar disclosure document relating to the adoption and approval of this Agreement by the Company’s shareholders, as amended or supplemented.

“Regulatory Laws” means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition, trade regulation, or foreign investment Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation Laws of any jurisdiction other than the United States.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, migrating, escaping or emptying into, through, or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to a Person, such Person’s directors, officers, managers, members, partners, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents, financing sources and other representatives.

“Sanctioned Country” means any country or region or government thereof that is, or has been since April 24, 2019, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic”).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Controls including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (b) any Person located, organized, or resident in a Sanctioned Country; (c) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (a)-(c); or (d) any national of a Sanctioned Country with whom U.S. persons are prohibited from dealing.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

“SEC” means the Securities and Exchange Commission.

“SEC Clearance Date” means confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement, which confirmation will be deemed to occur if the SEC has not affirmatively notified the Company prior to the end of the tenth (10th) calendar day after filing the preliminary Proxy Statement that the SEC will or will not be reviewing the Proxy Statement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sharesave Plan” means the Patterson Companies, Inc. 2014 Sharesave Plan.

“Subsidiary” or “Subsidiaries” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “20%” shall be replaced by “50%”) that the Company Board (or a duly authorized committee thereof) determines in good faith (after consultation with its financial advisor and outside counsel), taking into account such factors as the Company Board (or any duly authorized committee thereof) considers in good faith to be appropriate (including the conditionality, timing and likelihood of consummation of such proposals), is more favorable from a financial point of view to the Company’s shareholders (solely in their capacities as such) than the Merger.

“Tax Return” means any report, return (including information return), claim for refund, estimated filing or declaration required to be filed or actually filed with a Governmental Entity in connection with the determination, assessment or collection of any Tax, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means all taxes, fees, levies, duties, tariffs, imposts and other charges in the nature of a tax imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, real property, personal property, sales, use, goods and services, net worth, capital stock, business license, occupation, commercial activity, customs duties, alternative or add-on minimum, environmental, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, estimated, withholding, ad valorem, stamp, transfer, registration, escheat, abandoned or unclaimed property, value-added and gains tax, and any interest, penalties or additional amounts imposed in respect of any of the foregoing.

“Third Party” shall mean any Person other than Parent, Merger Sub and their respective affiliates.

“Treasury Regulations” means the final and temporary regulations promulgated under the Code by the U.S. Department of Treasury.

“Willful and Material Breach” means a material breach of a covenant or other agreement set forth in this Agreement that is a consequence of a deliberate act or omission that the breaching party took or omitted with the intent that such action or omission would cause the Transactions not to be consummated in accordance with this Agreement.

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Articles of Merger”	Section 1.2

“Book-Entry Shares”	Section 2.2(b)(ii)

“Capitalization Date”	Section 3.2(a)

“Certificates”	Section 2.2(b)(i)

“Change of Board Recommendation”	Section 5.3(b)

“Closing”	Section 1.2

“Closing Date”	Section 1.2

“Company”	Preamble

“Company Benefit Plan”	Section 3.12(a)

“Company Board”	Recitals

“Company Board Recommendation”	Section 3.3(b)

“Company By-Laws”	Section 3.1

“Company Charter”	Section 3.1

“Company Common Stock”	Recitals

“Company Data”	Section 3.18(g)

“Company Disclosure Schedule”	ARTICLE 3

“Company Leased Real Property”	Section 3.15(b)

“Company Material Contracts”	Section 3.17(b)

“Company Meeting”	Section 5.4(g)

“Company Option”	Section 2.4(a)

“Company Owned Real Property”	Section 3.15(a)

“Company PRSU”	Section 2.4(b)

“Company Real Property”	Section 3.15(c)

“Company Registered Intellectual Property”	Section 3.18(a)

“Company RSU”	Section 2.4(b)

“Company SEC Documents”	Section 3.5(a)

“Company SEC Financial Statements”	Section 3.5(c)

“Company Shareholder Approval”	Section 3.3(c)

“Company Termination Fee”	Section 7.3(a)

“Confidentiality Agreement”	Section 5.2(c)

“Consent”	Section 3.4(a)

“Continuing Employee”	Section 5.8(a)

“Current Offering Period”	Section 2.4(f)

“Debt Replacement Financing”	Section 5.10(e)

“EAR”	Section 3.9(i)

“ECL Claims”	Section 7.5

“Effective Time”	Section 1.2

“Employees”	Section 3.13(a)

“FDA”	Section 3.9(c)

“Financing Amounts”	Section 4.5(c)

“Guarantor”	Recitals

“Guaranty”	Recitals

“Indemnitee”	Section 5.9(a)

“IT Systems”	Section 3.18(f)

“Lease”	Section 3.15(b)

“Lender Related Party”	Section 7.4(d)

“Material Customer”	Section 3.24(b)

“Material Vendor”	Section 3.24(a)

“MBCA”	Preamble

“Merger”	Recitals

“Merger Consideration”	Section 2.1(a)

“Merger Sub”	Preamble

“Minority Investment”	Section 3.2(d)

“No-Shop Period Start”	Section 5.3(a)

“Notice Period”	Section 5.3(e)

“November Dividend”	Section 3.2(b)

“Other Required Company Filing”	Section 5.4(b)

“Other Required Parent Filing”	Section 5.4(c)

“Outside Date”	Section 7.1(d)

“Parent”	Preamble

“Parent Subsidiary”	Section 4.3(a)

“Parent Termination Fee”	Section 7.4(a)

“Paying Agent”	Section 2.2(a)

“Payoff Letters”	Section 5.19

“Permits”	Section 3.10(a)

“PHI”	Section 3.9(m)

“Plan of Merger”	Recitals

“Proposed Changed Terms”	Section 5.3(e)(ii)

“Service Provider”	Section 3.12(a)

“Shares”	Recitals

“Shareholder Litigation”	Section 5.16

“Surviving Corporation”	Section 1.1(a)

“Tax Sharing Agreement”	Section 3.16(h)

“Transaction Related Matters”	Section 7.4(d)

“Transactions”	Section 1.1(a)

8.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.6 Severability. If any term or other provision (or part thereof) of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement (or parts thereof) shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.7 Entire Agreement. This Agreement (together with the Exhibits, Company Disclosure Schedule, the Guaranty and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of each of the other parties, and any attempt to make any such assignment without such consent shall be null and void; provided, however, that notwithstanding anything to the contrary contained herein, Parent and Merger Sub shall have the right, without the prior written consent of any of the other parties, to assign all or any portion of its rights, interests, and obligations under this Agreement to (a) in the case of Merger Sub, a direct or indirect wholly owned Subsidiary of Parent, so long as such assignment would not have a Parent Material Adverse Effect and no such assignment shall release Parent from any of its obligations hereunder, and (b) any agent for the Financing Sources (so long as Parent remains fully liable for all of its obligations hereunder) for purposes of creating a security interest herein or otherwise assigning collateral in respect of any Debt Financing. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.9 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.9, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Financing Sources shall be express Third Party beneficiaries of, may rely upon and have the right to enforce Sections 7.4(d), 7.5, 7.6(b), 8.8(b), 8.9, 8.11(d) and 8.13(b).

8.10 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. The words “made available to Parent” and words of similar import refer to documents (a) posted to the data room maintained by the Company or its Representatives in connection with the Transactions, (b) delivered in person or electronically to Parent, Merger Sub or any of their respective Representatives or (c) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least two (2) Business Days prior to the date of this Agreement. Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Articles and Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall be disjunctive and shall not be deemed to be exclusive. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or a material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Company Material Adverse Effect. The information contained in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained in the Company Disclosure Schedule shall be deemed to be an admission by the Company to any Third Party of any matter whatsoever (including any violation of Law or breach of Contract).

8.11 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) Except to the extent the Laws of the State of Minnesota are mandatorily applicable to the Merger including with respect to matters relating to the filings of the Articles of Merger and the effects of the Merger) in which case the Laws of the State of Minnesota shall govern, this Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery or any federal court sitting in the State of Delaware in any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such courts, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such courts. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11(c).

(d) Notwithstanding anything herein to the contrary, each party agrees (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, involving the Financing Sources, arising out of or in connection with this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or the transactions contemplated hereby or thereby or the performance of any services thereunder shall be brought exclusively in any New York state or federal court sitting in the Borough of Manhattan, New York, New York, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.3 shall be effective service of process against it for any such action brought in any such court, (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court, (iv) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (v) that the Laws of the State of New York shall govern any such Proceeding (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), (vi) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 8.11(c), (vii) not to bring or support or permit any of its affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the State of New York, sitting in the Borough of Manhattan, New York, New York and (viii) that the Financing Sources will not have any liability to the Company, its affiliates, directors, officers, employees, agents, partners, managers, members or shareholders relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise.

8.12 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.13 Specific Performance.

(a) The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (i) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. The Company’s or Parent’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving a Willful and Material Breach; provided, however, under no circumstances shall the Company or any of its affiliates be permitted or entitled to seek or receive both a grant of specific performance in accordance with this Section 8.13, on the one hand, and payment of all or a portion of the Parent Termination Fee or any other monetary damages from Parent or any Parent Related Party under Section 7.4 (subject to the conditions and limitations set forth herein), on the other hand.

(b) Notwithstanding the foregoing provisions of Section 8.13(a), it is explicitly agreed that the Company shall be entitled to specific performance to enforce Parent’s obligation to cause the Equity Financing to be funded in accordance with the Equity Commitment Letter (subject to the conditions and limitations set forth therein) and to consummate the Closing in accordance with Section 1.2 only if: (i) all of the conditions set forth in Sections 6.1 and 6.3 have been satisfied or waived (other than those conditions to Closing that by their terms are to be satisfied at the Closing, provided that such conditions would be satisfied if the Closing would occur as of such date), (ii) the Company has irrevocably confirmed in writing (on or after the date the Closing is required to have occurred pursuant to Section 1.2) that (A) all of the conditions in Section 6.1 and Section 6.2 have been satisfied (other than those conditions to Closing that by their terms are to be satisfied at the Closing, all of which would be satisfied if the Closing would occur as of such date) or that the Company is willing to waive any such open conditions and (B) if specific performance is granted and the Financing is funded, the Closing will occur, (iii) the Debt Financing (or any Debt Replacement Financing in accordance with Section 5.10(e)) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iv) Parent has failed to cause the Closing to occur within three (3) Business Days after delivery of such notice. The parties hereto acknowledge and agree that in no event shall the Company or its Subsidiaries, equityholders or controlled Affiliates be entitled to directly or indirectly seek the remedy of specific performance of this Agreement or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing against any Financing Source.

8.14 Quebec Interpretation. For purposes of any assets, liabilities, entities or Persons located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a Governmental Entity exercising jurisdiction in the Province of Québec, and irrespective as to whether such terms or capitalized or not capitalized (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible personal property” shall include “corporeal movable property”, (d) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim and a resolutory clause”, (e) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (f) an “agent” shall include a “mandatary”, (g) “gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”; (h) “beneficial ownership” shall include “ownership on behalf of another as mandatary”; (i) “easement” shall include “servitude”; (j) “accounts” shall include “claims”, (k) “eminent domain” and “condemnation” shall include “expropriation” and (l) “tort” shall include “extra-contractual liability”.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

PARENT:

PARADIGM PARENT, LLC

By:	/s/ Adam Fliss
Name:	Adam Fliss
Title:	General Counsel

MERGER SUB:

PARADIGM MERGER SUB, INC.

By:	/s/ Adam Fliss
Name:	Adam Fliss
Title:	General Counsel

[Signature page to Agreement and Plan of Merger]

THE COMPANY:

PATTERSON COMPANIES, INC.

By:	/s/ John D. Buck
Name:	John D. Buck
Title:	Chairman of the Board

[Signature page to Agreement and Plan of Merger]

EXHIBIT A

AMENDED AND RESTATED ARTICLES OF INCORPORATION

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

PATTERSON COMPANIES, INC.

1. Name. The name of the corporation is Patterson Companies, Inc.

2. Registered Office and Registered Agent. The address of the registered office of the corporation in Minnesota is 5200 WILLSON RD STE 150 EDINA MN 55424-1300 USA. The name of the registered agent of the corporation is Corporate Creations Network Inc.

3. Capital Stock. The aggregate number of shares that the corporation is authorized to issue is 100, par value $0.01 per share, all of which are designated as common shares.

4. No Cumulative Voting. There shall be no cumulative voting by the shareholders of the corporation.

5. No Preemptive Rights. The shareholders of the corporation shall not have any preemptive rights as defined in the Minnesota Business Corporation Act.

6. Limitation of Directors’ Liability. To the fullest extent permitted by the Minnesota Business Corporation Act as the same exists or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Neither the amendment, modification or repeal of this article nor the adoption of any provision in these articles of incorporation inconsistent with this article shall adversely affect any right or protection of a director or officer of the corporation with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.

7. Indemnification of Directors and Officers. The corporation shall indemnify and may, in the discretion of the board of directors, insure directors, officers and employees of the corporation in the manner and to the full extent permitted by law. 8. Written Action by Directors. An action required or permitted to be taken at a meeting of the board of directors of the corporation may be taken by a written action signed, or counterparts of a written action signed in the aggregate, by all of the directors unless the action need not be approved by the shareholders of the corporation, in which case the action may be taken by a written action signed, or counterparts of a written action signed in the aggregate, by the number of directors that would be required to take the same action at a meeting of the board of directors of the corporation at which all of the directors were present.

9. Written Action by Shareholders. At any time that the corporation is not a “publicly held corporation” (as defined by Minnesota Statutes Section 302A.011, sub. 40), an action required or permitted to be taken at a meeting of the shareholders of the corporation may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present.

EXHIBIT B

AMENDED AND RESTATED BY-LAWS

SECOND AMENDED AND RESTATED BYLAWS

OF

PATTERSON COMPANIES, INC.

ii

3.3	Removal of Officers	4
3.4	Resignation	4
3.5	Vacancies	4
3.6	Powers	4
3.7	Chief Executive Officer	4
3.8	Chief Financial Officer	4
3.9	Secretary	5

Article 4. Authorized Shares		5

4.1	Uncertificated Shares	5
4.2	Share Register	5
4.3	Transfer of Shares	5

Article 5. Indemnification		5

5.1	Indemnification	5
5.2	Insurance and Advancement of Expenses	5

Article 6. General Provisions		5

6.1	Books and Records	5
6.2	Fiscal Year	6
6.3	Corporate Seal	6
6.4	Amendment of Bylaws	6
6.5	Forum for Derivative Action	6

iii

AMENDED AND RESTATED BYLAWS

OF

PATTERSON COMPANIES, INC.

Article 1. Shareholder Meetings

1.1 Place of Meetings. Except as provided otherwise by the Minnesota Business Corporation Act, regular meetings of the shareholders shall be held at such place, within or without the state of Minnesota, on such date and at such time as the board of directors may determine.

1.2 Regular Meetings. Regular meetings of the shareholders may be held on an annual or other less frequent basis but need not be held unless required by the Minnesota Business Corporation Act. At each regular meeting of the shareholders, the shareholders shall elect qualified successors for directors who serve for an indefinite term or whose terms have expired or are due to expire within six months after the date of the meeting and shall transact such other business as may properly come before them.

1.3 Special Meetings. Special meetings of the shareholders may be called for any purpose or purposes at any time by the board of directors, the chief executive officer or any other person specifically authorized under the Minnesota Business Corporation Act to call special meetings. Except as provided otherwise by the Minnesota Business Corporation Act, special meetings of the shareholders shall be held at such place, within or without the state of Minnesota, on such date and at such time as the person calling such meeting may determine.

1.4 Quorum, Adjourned Meetings. The holders of a majority of the voting power of the shares entitled to vote at the meeting shall constitute a quorum for the transaction of business at any regular or special meeting. Whether or not a quorum is present at the meeting, the chief executive officer may adjourn the meeting from time to time without notice other than announcement at the time of adjournment of the date, time and place of the adjourned meeting. At adjourned meetings at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. If a quorum is present when a duly called or held meeting is convened, the shareholders present may continue to transact business until adjournment even though the withdrawal of a number of shareholders originally present leaves less than the proportion otherwise required for a quorum.

1.5 Voting. At each meeting of the shareholders every shareholder having the right to vote shall be entitled to vote either in person or by proxy, with one vote for each share held. The shareholders shall take action by the affirmative vote of the holders of the greater of (i) a majority of the voting power of the shares present and entitled to vote on that item of business, or (ii) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting, except to the extent that the Minnesota Business Corporation Act may require a larger proportion or number.

1.6 Record Date. The board of directors may fix, or authorize an officer to fix, a date not more than 60 days before the date of any meeting of shareholders, as a record date for the determination of the shareholders entitled to notice of, and entitled to vote at, such meeting, notwithstanding any transfer of shares on the books of the corporation after any record date so fixed.

1.7 Notice of Meetings. Notice of all meetings of shareholders shall be given to each holder of shares entitled to vote at the meeting, at such shareholder’s address as shown by the books of the corporation, containing the date, time and place of the meeting at least 24 hours before the date of the meeting, except as otherwise provided in Section 1.4 with respect to an adjourned meeting and as otherwise provided by the Minnesota Business Corporation Act. Every notice of any special meeting shall state the purpose or purposes for which the meeting has been called, and the business transacted at all special meetings shall be confined to the purposes stated in the notice.

1.8 Written Action. At any time that the corporation is not a “publicly held corporation” (as defined by Section 302A.011, sub. 40, of the Minnesota Business Corporation Act), an action required or permitted to be taken at a meeting of the shareholders of the corporation may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present.

1.9 Chief Executive Officer; Secretary. The chief executive officer shall preside over any meeting of the shareholders and the secretary shall keep official records of all such meetings. In the absence of the secretary, the chief executive officer may appoint any person to act as secretary of the meeting.

Article 2. Directors

2.1 Number, Qualifications and Term of Office. The number of directors of the corporation shall be determined from time to time by the board of directors. A director must be a natural person and need not be a shareholder. Each of the directors shall hold office until the regular meeting of shareholders next held after such director’s election and until such director’s successor shall have been elected and shall qualify, or until the earlier death, resignation, removal or disqualification of such director.

2.2 Board Meetings. Meetings of the board of directors may be held from time to time at such time and place within or without the state of Minnesota as may be designated in the notice of such meeting.

2.3 Calling Meetings; Notice. Meetings of the board of directors may be called by any director by giving notice (i) in person or by telephone to the director at least 24 hours in advance of the meeting, or (ii) by personally delivering written notice to the director’s last known business or home address at least 48 hours in advance of the meeting. If the date, time and place of a meeting of the board of directors has been announced at a previous meeting of the board, no notice is required. Notice of an adjourned meeting of the board of directors need not be given other than by announcement at the meeting at which adjournment is taken.

2

2.4 Waiver of Notice. Notice of any meeting of the board of directors may be waived by any director either before, at or after such meeting orally or in a writing signed by such director.

2.5 Quorum. A majority of the directors holding office immediately prior to a meeting of the board of directors shall constitute a quorum for the transaction of business at such meeting. In the absence of a quorum, a majority of the directors present may adjourn a meeting from time to time until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the directors present may continue to transact business until adjournment, even though the withdrawal of a number of directors originally present leaves less than the proportion or number otherwise required for a quorum.

2.6 Conference Communications. Any or all directors may participate in any meeting of the board by any means of communication through which the directors may simultaneously hear each other during such meeting, and such participation constitutes presence in person at the meeting.

2.7 Vacancies; Newly Created Directorships. Vacancies on the board of directors by reason of death, resignation, removal or disqualification may be filled for the unexpired term by a majority of the remaining directors even though less than a quorum. Vacancies on the board of directors resulting from newly created directorships may be filled by the affirmative vote of a majority of directors serving at the time of such increase. Each such director appointed to fill a vacancy shall hold office for the term to which such director was appointed and until such director’s successor shall have been elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

2.8 Removal. A director may be removed at any time, with or without cause, by the affirmative vote of the shareholders holding a majority of the shares entitled to vote at an election of directors. A director named by the board of directors to fill a vacancy may be removed from office at any time, with or without cause, by the affirmative vote of the remaining directors if the shareholders have not elected such director to the board in the interim between the time of the appointment to fill such vacancy and the time of the removal. New directors may be elected at a meeting at which directors are removed.

2.9 Act of the Board. The board shall take action by the affirmative vote of the holders of the greater of (i) a majority of the directors present at a duly held meeting at the time the action is taken, or (ii) a majority of the minimum proportion or number of directors that would constitute a quorum for the transaction of business at the meeting, except to the extent that the Minnesota Business Corporation Act may require a larger proportion or number.

Article 3. Officers

3.1 Offices Created; Qualifications; Election. The corporation shall have a chief executive officer, a chief financial officer and such other officers, if any, as the board of directors from time to time may elect. Any number of offices or functions of those offices may be held or exercised by the same person. The board of directors may elect officers at any time.

3

3.2 Term of Office. Each officer shall hold office until his or her successor has been elected, unless a different term is specified in the resolution electing the officer, or until his or her earlier death, resignation or removal.

3.3 Removal of Officers. Any officer may be removed from office at any time, with or without cause, by the board of directors.

3.4 Resignation. An officer may resign at any time by giving written notice to the corporation. A resignation will be effective upon its receipt by the corporation unless the resignation specifies that it is to be effective at some later time or upon the occurrence of some specified later event.

3.5 Vacancies. A vacancy in any office may, or in the case of a vacancy in the office of chief executive officer or chief financial officer shall, be filled by the board of directors.

3.6 Powers. Unless otherwise specified by the board of directors, each officer shall have those powers and shall perform those duties that are (i) set forth in these bylaws, (ii) set forth in the resolution of the board of directors electing that officer or any subsequent resolution of the board of directors with respect to that officer’s duties, or (iii) commonly incident to the office held.

3.7 Chief Executive Officer. The chief executive officer shall have general active management of the business of the corporation. The chief executive officer shall preside at all meetings of the shareholders and directors. The chief executive officer shall see that all orders and resolutions of the board of directors are carried into effect. The chief executive officer shall execute and deliver, in the name of the corporation, any deeds, mortgages, bonds, contracts or other instruments pertaining to the business of the corporation unless the authority to execute and deliver is required by law to be exercised by another person or is expressly delegated by the articles or bylaws or by the board of directors to some other officer or agent of the corporation. The chief executive officer shall maintain records of and, whenever necessary, certify all proceedings of the board of directors and the shareholders, and in general, shall perform all duties usually incident to the office of the president. The chief executive officer shall have such other duties as may, from time to time, be prescribed by the board of directors.

3.8 Chief Financial Officer. The chief financial officer shall keep accurate financial records for the corporation. The chief financial officer shall deposit all moneys, drafts and checks in the name of, and to the credit of, the corporation in such banks and depositories as the board of directors shall, from time to time, designate. The chief financial officer shall have power to endorse for deposit, all notes, checks and drafts received by the corporation. The chief financial officer shall disburse the funds of the corporation, as ordered by the board of directors, making proper vouchers therefore. The chief financial officer shall render to the chief executive officer and the directors, whenever requested, an account of all transactions entered into as chief financial officer and of the financial condition of the corporation, and shall perform such other duties as may, from time to time, be prescribed by the board of directors or by the chief executive officer.

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3.9 Secretary. The secretary, if any, shall be subject to the direction and control of the board of directors, the chief executive officer and the chief financial officer, and shall have such powers and duties as the board of directors, the chief executive officer or the chief financial officer may assign to the secretary.

Article 4. Authorized Shares

4.1 Uncertificated Shares. All shares of the corporation shall be uncertificated.

4.2 Share Register . The corporation shall keep at its principal executive office, or at another place or places within the United States determined by the board of directors (i) a share register not more than one year old, containing the names and addresses of the shareholders, and (ii) the number of shares held by each shareholder and the dates of issue for such shares.

4.3 Transfer of Shares. The transfer of shares on the share transfer books of the corporation may be authorized only by the shareholder of record thereof, who shall furnish proper evidence of authority to transfer. The corporation may treat as the exclusive owner of shares of the corporation for all purposes, the person or persons in whose name shares are registered on the books of the corporation.

Article 5. Indemnification

5.1 Indemnification. The corporation shall indemnify, in accordance with the terms and conditions of Section 302A.521 of the Minnesota Business Corporation Act, the following persons: (a) officers and former officers; (b) directors and former directors; (c) members and former members of committees appointed or designated by the board of directors; and (d) employees and former employees of the corporation. The corporation shall not be obligated to indemnify any other person or entity, except to the extent such obligation shall be specifically approved by resolution of the board of directors. This Section 5.1 is for the sole and exclusive benefit of the persons designated herein and no person, firm or entity shall have any rights under this section by way of assignment, subrogation or otherwise, and whether voluntarily or by operation of law.

5.2 Insurance and Advancement of Expenses. The board of directors may authorize the purchase and maintenance of insurance for the purpose of such indemnification, and the corporation shall advance all reasonable costs and expenses (including attorneys’ fees) incurred in defending any action, suit or proceeding to all persons entitled to indemnification under this bylaw, all in the manner, under the circumstances and to the extent required or permitted by the Minnesota Business Corporation Act, as now enacted or hereafter amended.

Article 6. General Provisions

6.1 Books and Records. The corporation shall keep at its principal executive office, or, if its principal executive office is not in Minnesota, shall make available at its Minnesota registered office within 10 days after receipt by an officer of the corporation of a written demand by a shareholder, beneficial owner or a holder of a voting trust certificate, originals or copies of the books and records required to be kept and made available under the Minnesota Business Corporation Act, or any successor thereto.

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6.2 Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

6.3 Corporate Seal . The corporation shall have no seal.

6.4 Amendment of Bylaws. These bylaws may be amended or repealed by the board of directors. Such authority of the board of directors is subject to the power of the shareholders, exercisable in the manner provided in the Minnesota Business Corporation Act to adopt, amend or repeal bylaws adopted, amended or repealed by the board of directors. After the adoption of the initial bylaws, the board of directors shall not adopt, amend or repeal a bylaw fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors or fixing the number of directors or their classifications, qualifications or terms of office, except that the board of directors may adopt or amend any bylaw to increase the number of directors.

6.5 Forum for Derivative Action. The sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation; (2) any action asserting a claim for breach of fiduciary duty owed by any director officer or other employee of the corporation to the corporation or the corporation’s shareholders; (3) any action asserting a claim arising pursuant to any provision of the Minnesota Business Corporation Act; or (4) any action asserting a claim governed by the internal affairs doctrine shall be the state and federal courts located in Hennepin County, Minnesota. Any person or entity purchasing or otherwise acquiring an interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this bylaw.

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